Maybank

Our file ref. : GSS/M201

Date : 21 November 2007
Exemption No.: 82-34861

RECEIVED
2007 NOV 30 A 6:27

The U.S. Securities an[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International (
Mail Stop 3 - 7
Washington D.C. 20549

07028328

PROCESSED
DEC 0 5 2007
THOMSON
FINANCIAL

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	1 October 2007	Maybank 47th Annual General Meeting
2.	1 October 2007	Change in Boardroom Tan Sri Dato' Chua Hock Chin – Appointment
3.	2 October 2007	Change in Audit Committee Retirement of Encik Mohammad Abdullah – Chairman of Audit Committee
4.	2 October 2007	Change in Audit Committee Appointment of Tuan Haji Mohd Hashir – Chairman of Audit Committee
5.	2 October 2007	Change in Audit Committee Resignation of Datuk Zainun Aishah binti Ahmad – Member of Audit Committee
6.	2 October 2007	Change in Audit Committee Appointment of Tan Sri Dato' Sri Chua Hock Chin – Member of Audit Committee
7.	4 October 2007	Incorporation of new subsidiary – Maybank Islamic Berhad ("MIB")
7.	11 October 2007	Change in Boardroom Appointment of Datuk Syed Tamim Ansari bin Syed Mohamed

Dew 12/3

8.	11 October 2007	Change in Audit Committee Appointment of Datuk Syed Tamin Ansari bin Syed Mohamed – Member of Audit Committee
9.	13 November 2007	Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin")
10.	15 November 2007	Entitlements (Notice of Book Closure) Interim Dividend of 17.5 sen per share less tax 26%
11.	15 November 2007	Proposed bonus issue of up to 987,277,005 new ordinary shares of RM1.00 each in Maybank ("Maybank Share" or "share") to be credited as fully paid-up on the basis of one (1) new Maybank Share for every four (4) existing Maybank Shares held ("Proposed Bonus Issue").
12.	15 November 2007	Financial Results 1st Quarterly Report For The Financial Ended 30 September 2007

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms

General Announcement
Reference No **MB-071001-40569**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**01/10/2007**

Type	:	**Announcement**
Subject	:	**Maybank 47th Annual General Meeting**

Contents :

Maybank is pleased to inform that at its Annual General Meeting ("AGM") held on 29 September 2007, the shareholders of Maybank had approved all the ten (10) Ordinary Resolutions and a Special Resolution as per the Notice of AGM dated 7 September 2007.

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 01/10/2007 06:30:36 PM
Reference No MB-071001-64551

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**01/10/2007**
* Type of change	:	**Appointment**
* Designation	:	**Director**
* Directorate	:	**Executive** ● **Independent & Non Executive** **Non Independent & Non Executive**
* Name	:	**Tan Sri Dato' Sri Chua Hock Chin**
* Age	:	**57**
* Nationality	:	**Malaysian**
* Qualifications	:	**Bachelor of Science (Civil Engineering), Queens University, Belfast, United Kingdom.**
* Working experience and occupation	:	**He was the Executive Vice-Chairman of Road Builder (M) Holdings Berhad and had retired in 2006.** **He was also the Vice-President II of the Federation of Public Listed Companies (FPLC) from 1998 to October 2006. He is presently a board member of the Capital Market Development Fund (CMDF).**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** **No**
Remarks	:	

Change in Audit Committee
Reference No **MB-071002-64922**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**02/10/2007**

Date of change	:	**29/09/2007**
Type of change	:	**Retirement**
Designation	:	**Chairman of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Mohammad bin Abdullah**
Age	:	**66**
Nationality	:	**Malaysian**
Qualifications	:	**Member of MICPA** **Member of MIA**
Working experience and occupation	:	**He was the Chairman of Coopers & Lybrand prior to his retirement in 1995.**
Directorship of public companies (if any)	:	**Chairman of Negara Properties Berhad** **MNRB Holdings Berhad** **Malaysia Rating Corporation Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**49,500 shares**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Mohd Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director** **Encik Teh Soon Poh (Member) - Independent Non-Executive Director** **Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director**
Remarks	:	

Change in Audit Committee
Reference No **MB-071002-66113**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**02/10/2007**

Date of change	:	**01/10/2007**
Type of change	:	**Appointment**
Designation	:	**Chairman of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Tuan Haji Mohd Hashir bin Haji Abdullah**
Age	:	**71**
Nationality	:	**Malaysian**
Qualifications	:	**ACA (Aust); ACIS (UK); Member of MICPA; FCMI (UK); FCIT (UK); AMP (Harvard)**
Working experience and occupation	:	**He was the General Manager and Chief Executive Officer of Kelang Port Authority prior to his retirement in 1991.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**206,300 shares**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Mohd Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director** **Encik Teh Soon Poh (Member) - Independent Non-Executive Director** **Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director**
Remarks	:	

Change in Audit Committee
Reference No **MB-071002-63899**

Company Name	:	MALAYAN BANKING BERHAD
Stock Name	:	MAYBANK
Date Announced	:	02/10/2007

Date of change	:	**29/09/2007**
Type of change	:	**Resignation**
Designation	:	**Member of Audit Committee**
Directorate	:	**Non Independent & Non Executive**
Name	:	**Datuk Zainun Aishah binti Ahmad**
Age	:	**61**
Nationality	:	**Malaysian**
Qualifications	:	**BA (Hon) (Econs), University Malaya**
Working experience and occupation	:	**BA (Hons) (Econs), University Malaya. She was a director of Tenaga Nasional Berhad, Kulim Hi-Tech Park and Kelantan Industrial Development Authority.** **Datuk Zainun was the Director General of Malaysian Industrial Development Authority until September 2004. Datuk Zainun also sat on various Committees/Authorities at National level, including being a member of the National Committee on Business Competitiveness, a member of Malaysia Incorporated and the National Project Director for Majlis Penyelarasan Perindustrian (ICC) .**
Directorship of public companies (if any)	:	**Scomi Engineering Berhad** **Microlink Solutions Berhad** **Pernec Corporation Berhad** **Degem Berhad** **Informatics Education Ltd**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Mohd Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director** **Encik Teh Soon Poh (Member) - Independent Non-Executive Director** **Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director**
Remarks	:	

Change in Audit Committee
Reference No **MB-071002-63202**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**02/10/2007**

Date of change	:	**01/10/2007**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Tan Sri Dato' Sri Chua Hock Chin**
Age	:	**57**
Nationality	:	**Malaysian**
Qualifications	:	**Bachelor of Science (Civil Engineering), Queens University, Belfast, United Kingdom.**
Working experience and occupation	:	**He was the Executive Vice-Chairman of Road Builder (M) Holdings Berhad and had retired in 2006. He was also the Vice-President II of the Federation of Public Listed Companies (FPLC) from 1998 to October 2006. He is presently a board member of the Capital Market Development Fund (CMDF).**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Mohd Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director Encik Teh Soon Poh (Member) - Independent Non-Executive Director Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director**
Remarks	:	

General Announcement
Reference No **MB-071004-61999**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**04/10/2007**

Type	:	**Announcement**
Subject	:	**Incorporation of new subsidiary – Maybank Islamic Berhad ("MIB")**

Contents :

We refer to our earlier announcement on 23 March 2007 in respect of the approval-in-principle obtained from Bank Negara Malaysia ("BNM") for Malayan Banking Berhad ("Maybank") to undertake Islamic Banking business through a subsidiary to be established by Maybank. BNM had also given its approval for Maybank to establish a subsidiary to undertake the Islamic banking business.

Pursuant to Paragraph 9.19(23) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"), we wish to inform that the Companies Commission of Malaysia had on 2 October 2007 issued a Certificate of Incorporation dated 5 September 2007 for Maybank's new subsidiary for the purpose of carrying on the business of an Islamic Financial Institution in accordance with Islamic principles, rules and practices.

MIB has an authorised share capital of RM500 million comprising 500 million ordinary shares of RM1.00 each and an issued and paid-up share capital RM2.00 comprising 2 ordinary shares of RM1.00 each which is held by Maybank.

This announcement is dated 4 October 2007.

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 11/10/2007 05:35:43 PM
Reference No MB-071011-59738

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Date of change	:	**11/10/2007**
* Type of change	:	**Appointment**
* Designation	:	**Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Datuk Syed Tamim Ansari bin Syed Mohamed**
* Age	:	**59**
* Nationality	:	**Malaysian**
* Qualifications	:	**Master of Business Administration, University of Oregon, USA;** **Bachelor of Economics (Honours), University of Malaya.**
* Working experience and occupation	:	**He was the Divisional Director of Sime Darby Berhad's Plantations Division as well as the Managing Director of Consolidated Plantations Berhad from 1999 to 2006. He was subsequently appointed as Divisional Director, Special Projects (Northern Corridor Economic Region) before his retirement from Sime Darby Berhad in July 2007.**
* Directorship of public companies (if any)	:	**Nil**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● **Yes** ○ **No**
Remarks	:	

Change in Audit Committee
Reference No **MB-071011-61198**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**11/10/2007**

Date of change	:	**11/10/2007**
Type of change	:	**Appointment**
Designation	:	**Member of Audit Committee**
Directorate	:	**Independent & Non Executive**
Name	:	**Datuk Syed Tamim Ansari bin Syed Mohamed**
Age	:	**59**
Nationality	:	**Malaysian**
Qualifications	:	**Master of Business Administration, University of Oregon, USA; Bachelor of Economics (Honours), University of Malaya.**
Working experience and occupation	:	**He was the Divisional Director of Sime Darby Berhad's Plantations Division as well as the Managing Director of Consolidated Plantations Berhad from 1999 to 2006. He was subsequently appointed as Divisional Director, Special Projects (Northern Corridor Economic Region) before his retirement from Sime Darby Berhad in July 2007.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tuan Haji Mohd Hashir bin Haji Abdullah (Chairman) - Independent Non-Executive Director** **Encik Teh Soon Poh (Member) - Independent Non-Executive Director** **Tan Sri Dato' Sri Chua Hock Chin (Member) - Independent Non-Executive Director** **Datuk Syed Tamim Ansari bin Syed Mohamed (Member) - Independent Non-Executive Director**
Remarks	:	

General Announcement
Reference No **MB-071113-61100**

Company Name : **MALAYAN BANKING BERHAD**
Stock Name : **MAYBANK**
Date Announced : **13/11/2007**

A/R

Type : **Announcement**
Subject : **Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin")**

Contents :

Maybank wishes to refer to its announcements on 30 March 2007, 20 August 2007 and 28 September 2007 in respect of the signing of an MOU with Panin Life Tbk for both Maybank Group and PT Panin Life Tbk to commence discussion on a possible joint venture partnership via the acquisition of a 60% stake in PT Anugrah Life Insurance, a subsidiary of PT Panin Life Tbk.

Further to the previous engagements with the authorities on the possible joint venture partnership in PT Anugrah Life Insurance, Maybank would like to inform that Panin had on 9 November 2007 advised that the Ministry of Finance of the Republic of Indonesia ("MOF") had written to Panin on 6 November 2007 informing that the MOF was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No.426/KMK.06/2003 which requires a foreign holding company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

MOF had however also advised that a comprehensive review on the legislation relating to the insurance industry including on requirements in respect of foreign equity was currently being undertaken.

In light of the latest development, Maybank is currently reviewing its earlier business proposal and the relevant announcement on its proposed next course of action would be made in due course.

This announcement is dated 13 November 2007.

Entitlements (Notice of Book Closure)
Reference No **MB-071115-56353**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**15/11/2007**

EX-date :**31/12/2007**
Entitlement date :**03/01/2008**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Interim Dividend of 17.5 sen per share less tax 26%
Period of interest payment : to
Financial Year End :**30/06/2008**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**04/01/2008** to **05/01/2008**
Registrar's name ,address, telephone no:
Share Registration, Corporate & Legal Services
14 Floor Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur
Payment date :**16/01/2008**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**03/01/2008**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**31/12/2007**
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities: issued (units) (If applicable)
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.175**
Remarks

Financial Results

Reference No **MB-071114-57840**		
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**15/11/2007**
Financial Year End	:	**30/06/2008**
Quarter	:	**1**
Quarterly report for the financial period ended	:	**30/09/2007**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maybank Group FS - Sept07(Bursa).pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2007

		INDIVIDUAL PERIOD		**CUMULATIVE PERIOD**	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		30/09/2007	**30/09/2006**	**30/09/2007**	**30/09/2006**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**3,922,105**	**3,540,112**	**3,922,105**	**3,540,112**
2	Profit/(loss) before tax	**1,014,102**	**870,833**	**1,014,102**	**870,833**
3	Profit/(loss) for the period	**751,961**	**585,923**	**751,961**	**585,923**
4	Profit/(loss) attributable to ordinary equity holders of the parent	**735,429**	**568,681**	**735,429**	**568,681**
5	Basic earnings/ (loss) per share (sen)	**18.90**	**14.96**	**18.90**	**14.96**
6	Proposed/Declared dividend per share (sen)	**17.50**	**0.00**	**17.50**	**0.00**

	AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**

7	Net assets per share attributable to ordinary equity holders of the parent (RM)	[illegible]	[illegible]

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

Reference No **CU-071115-53192**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**15/11/2007**

Type	:	**Announcement**
Subject	:	**Malayan Banking Berhad ("Maybank" or the "Company") Proposed bonus issue of up to 987,277,005 new ordinary shares of RM1.00 each in Maybank ("Maybank Share" or "Share") to be credited as fully paid-up on the basis of one (1) new Maybank Share for every four (4) existing Maybank Shares held ("Proposed Bonus Issue")**

Contents :

1. INTRODUCTION

On behalf of the Board of Directors of Maybank ("**Board**"), Aseambankers Malaysia Berhad is pleased to announce that the Company proposes to undertake a bonus issue of up to 987,277,005 new Maybank Shares ("**Bonus Shares**"), to be credited as fully paid-up on the basis of one (1) Bonus Share for every four (4) Maybank Shares held at an entitlement date to be determined later ("**Entitlement Date**").

2. DETAILS OF THE PROPOSED BONUS ISSUE

2.1 Details of the Proposed Bonus Issue

The Proposed Bonus Issue entails the proposed issuance of up to 987,277,005 Bonus Shares to be credited as fully paid-up on the basis of one (1) Bonus Share for every four (4) Maybank Shares held by the shareholders of Maybank on the Entitlement Date to be announced later.

The maximum number of Bonus Shares that may be issued under the Proposed Bonus Issue was arrived at after considering the following:

(i) the issued and paid-up share capital of Maybank as at 8 November 2007 being the latest practicable date prior to this announcement ("**LPD**") of 3,895,133,921 Maybank Shares; and

(ii) assuming all the outstanding options issued under the employee share option scheme ("**ESOS**") will be fully exercised prior to the Entitlement Date.

As a result of the Proposed Bonus Issue, adjustments will be made to the exercise prices and number of options that remains outstanding after the Proposed Bonus Issue as prescribed in the bye-laws of the ESOS.

2.2 Capitalisation for the Bonus Shares

The Proposed Bonus Issue will be effected by way of capitalisation of up to approximately RM 987.3 million from the share premium account of the Company. The share premium account of Maybank is RM2,935.6 million based on the its latest audited financial statements as at 30 June 2007.

The Board confirms that based on the Company's latest audited results for the FYE 30 June 2007 and its latest unaudited quarterly report ended 30 September 2007, the Company's share premium account is unimpaired by any losses on a consolidated basis.

The Bonus Shares will be listed and quoted on the Main Board of Bursa Securities and will, upon issue and allotment, rank pari passu in all respects with the existing Maybank Shares.

3. RATIONALE FOR THE PROPOSED BONUS ISSUE

The Proposed Bonus Issue will increase the capital base of the Company to a level which will better reflect the current scale of operations of the Maybank Group, and reward Maybank's shareholders for their continued support of the Group. The Proposed Bonus Issue is also expected to improve the liquidity and marketability of Maybank Shares.

4. EFFECTS OF THE PROPOSALS

The effects of the Proposed Bonus Issue on the share capital, net assets ("**NA**"), substantial shareholders ' shareholdings, dividends and gearing based on the scenarios set out below, are as follows:-

Minimum Scenario: Assuming none of the outstanding ESOS options as at LPD are exercised prior to the Entitlement Date.

Maximum Scenario: Assuming all the outstanding ESOS options are fully exercised prior to the Entitlement Date.

4.1 Share capital

The effects of the Proposed Bonus Issue on the issued and paid-up share capital are set out in Table 1 of the appendix.

4.2 Substantial shareholders' shareholdings

The Proposed Bonus Issue will not have any impact on the percentage shareholdings of the substantial shareholders of Maybank. However, the number of Maybank Shares held by each substantial shareholder will increase proportionately as a result of the Proposed Bonus Issue.

4.3 NA and gearing

For illustration purposes, the proforma effects of the Proposed Bonus Issue on the audited consolidated NA of Maybank as at 30 June 2007 are set out in Table 2 of the appendix.

The Proposed Bonus Issue will not have any effect on the gearing of the Group.

4.4 Earnings

The Proposed Bonus Issue will not have any impact on the consolidated earnings of Maybank. The Proposed Bonus Issue, however, may result in a corresponding reduction in the Group's future consolidated earnings per share due to the increase in the issued and paid-up share capital of the Company, arising from the issuance of the Proposed Bonus Shares.

4.5 Dividend

The Board has also announced a 1st interim dividend of 17.5 sen per Maybank Share less income tax at 26% ("**Interim Dividend**") on the same day as this announcement. For the avoidance of doubt, the Proposed Bonus Issue will not be entitled to the Interim Dividend. The quantum / amount of dividend to be declared and paid in the future would depend on the performance, cashflow position and financing requirements of the Maybank Group.

5. APPROVALS REQUIRED

The Proposed Bonus Issue is subject to approvals being obtained from the following:

(i) Bursa Securities for the listing of and quotation for the Bonus Shares;

(ii) Bank Negara Malaysia for the increase in paid-up capital of Maybank; and

(iii) Shareholders of Maybank at a general meeting to be convened.
The applications relating to the above are expected to be submitted within three (3) months from the date of this announcement.

6. INTEREST OF DIRECTORS, MAJOR SHAREHOLDER(S) AND PERSONS CONNECTED TO THEM

None of the Directors or major shareholder(s) of Maybank or person(s) connected to the Directors or major shareholder(s) of Maybank has any interest, directly or indirectly, in the Proposed Bonus Issue beyond their respective entitlements as shareholders of Maybank, for which all the existing shareholders are also entitled to.

7. ADVISER

Aseambankers has been appointed as Adviser to the Company for the Proposed Bonus Issue.

8. ESTIMATED TIME FRAME FOR THE COMPLETION

Barring unforeseen circumstances, the Board expects the Proposed Bonus Issue to be completed by the first quarter of 2008.

9. DIRECTORS' STATEMENT

After having considered the rationale and financial effects of the Proposed Bonus Issue, and after due and careful deliberation, the Board is of the opinion that the Proposed Bonus Issue is in the best interest of the Company and its shareholders.

This announcement is dated 15 November 2007.

table-151107.doc

Table 1
Effects on Issued and Paid-Up Share Capital

Issue and Paid-up Share Capital	Minimum Scenario No. of Shares '000	Minimum Scenario RM'000	Maximum Scenario No. of Shares '000	Maximum Scenario RM'000
Existing as at LDP	3,895,134	3,895,134	3,895,134	3,895,134
To be issued pursuant to exercise of outstanding ESOS options	-	-	(1) 53,974	53,974
	3,895,134	3,895,134	3,949,108	3,949,108
To be issued pursuant to Proposed Bonus Issue	973,783	973,783	987,277	987,277
Issued and paid-up share capital after Proposed Bonus Issue	4,868,917	4,868,917	4,936,385	4,936,385

Note:-
(1) Assuming 53,974,100 outstanding ESOS options are exercised.

Table 2
Effects on NA

Minimum Scenario

	Audited As at 30 June 2007 RM'000	(I) Adjusted to incorporate actual issuance of Shares pursuant to ESOS from 1 July 2007 to LPD [(1)] RM'000	(II) After (I) And Proposed Bonus Issue [(2)] RM'000
Share capital	3,889,225	3,895,134	4,868,917
Non-distributable			
Share premium	2,935,570	*2,987,488	2,013,455
Statutory reserves	3,921,988	3,921,988	3,921,988
Capital reserve	15,250	15,250	15,250
Unrealised holding reserves	405,588	405,588	405,588
Exchange fluctuation reserve	(83,994)	(83,994)	(83,994)
Share option reserve	61,228	61,228	61,228
	7,255,630	7,307,548	6,333,515
Distributable			
Retained profits	8,052,801	8,052,801	8,052,801
Total reserves	15,308,431	15,360,349	14,386,316
	19,197,656	19,255,483	19,255,233
Number of Shares	3,889,225	3,895,134	4,868,917
NA per Shares (RM)	4.94	4.94	3.95

Notes:-
(1) After taking into account actual issuance of shares pursuant to the exercises of ESOS options up to LPD.
(2) After capitalisation of share premium for the Proposed Bonus Issue and netting of expenses pursuant to the Proposed Bonus Issue of RM250,000.
** The above proforma effects have not taken into account the effects of Financial Reporting Standard ("FRS") 2 – Share-based Payment*

Table 2 (Cont'd)
Effects on NA

Maximum Scenario

	Audited As at 30 June 2007	(I) Adjusted to incorporate actual issuance of Shares pursuant to ESOS from 1 July 2007 to LPD [(1)]	(II) After (I) and exercise of outstanding ESOS options [(2)]	(III) After (II) And Proposed Bonus Issue [(3)]
	RM'000	RM'000	RM'000	RM'000
Share capital	3,889,225	3,895,134	3,949,108	4,936,385
Non-distributable				
Share premium	2,935,570	*2,987,488	*3,459,287	2,471,760
Statutory reserves	3,921,988	3,921,988	3,921,988	3,921,988
Capital reserve	15,250	15,250	15,250	15,250
Unrealised holding reserves	405,588	405,588	405,588	405,588
Exchange fluctuation reserve	(83,994)	(83,994)	(83,994)	(83,994)
Share option reserve	61,228	61,228	61,228	61,228
	7,255,630	7,307,548	7,779,347	6,791,820
Distributable				
Retained profits	8,052,801	8,052,801	8,052,801	8,052,801
Total reserves	15,308,431	15,360,349	15,832,148	14,844,621
	19,197,656	19,255,483	19,781,256	19,781,006
Number of Shares	3,889,225	3,895,134	3,949,108	4,936,385
NA per Shares (RM)	4.94	4.94	5.01	4.01

Notes:-

(1) *After taking into account actual issuance of shares pursuant to the exercises of ESOS options up to LPD.*
(2) *Assuming a total of 53,974,100 outstanding ESOS options are exercised at an exercise price ranging between RM9.23 and RM10.58 per option.*
(3) *After capitalisation of share premium for the Proposed Bonus Issue and netting of expenses pursuant to the Proposed Bonus Issue of RM250,000.*
* *The above proforma effects have not taken into account the effects of Financial Reporting Standard ("FRS") 2 – Share-based Payment.*

Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 15/11/2007 05:35:00 PM
Reference No MB-071114-57840

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mohd Nazlan Mohd Ghazali**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2008**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **30/09/2007**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

Maybank Group FS - Sept07(Bursa).p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDIN G QUARTER 30/09/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDIN G PERIOD 30/09/2006 [dd/mm/yyyy] RM'000
1	Revenue	3,922,105	3,540,112	3,922,105	3,540,112
2	Profit/(loss) before tax	1,014,102	870,833	1,014,102	870,833
3	Profit/(loss) for the period	751,961	585,923	751,961	585,923

4	Profit/(loss) attributable to ordinary equity holders of the parent	735,429	568,681	735,429	568,681
5	Basic earnings/(loss) per share (sen)	18.90	14.96	18.90	14.96
6	Proposed/Declared dividend per share (sen)	17.50	0.00	17.50	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	5.1150	4.9361

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2007 [16]	30/09/2006 [16]	30/09/2007 [16]	30/09/2006 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,910,891	2,621,078	2,910,891	2,621,078
2	Gross interest expense	1,599,324	1,330,825	1,599,324	1,330,825

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

Group	Note	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000 (Restated)	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,910,891**	2,621,078	**2,910,891**	2,621,078
Interest expense	A16	**(1,599,324)**	(1,330,825)	**(1,599,324)**	(1,330,825)
Net interest income		**1,311,567**	1,290,253	**1,311,567**	1,290,253
Income from Islamic Banking Scheme operations:					
Gross operating income		**222,419**	190,689	**222,419**	190,689
Profit equalisation reserves		**(12,869)**	56,200	**(12,869)**	56,200
	A27b	**209,550**	246,889	**209,550**	246,889
		1,521,117	1,537,142	**1,521,117**	1,537,142
Non-interest income	A17	**610,223**	538,473	**610,223**	538,473
Net income		**2,131,340**	2,075,615	**2,131,340**	2,075,615
Overhead expenses	A18	**(1,009,062)**	(892,826)	**(1,009,062)**	(892,826)
Operating Profit		**1,122,278**	1,182,789	**1,122,278**	1,182,789
Allowance for losses on loans, advances and financing	A19	**(108,052)**	(311,832)	**(108,052)**	(311,832)
		1,014,226	870,957	**1,014,226**	870,957
Share of profits in associated companies		**(124)**	(124)	**(124)**	(124)
Profit before taxation		**1,014,102**	870,833	**1,014,102**	870,833
Taxation & Zakat		**(262,141)**	(284,910)	**(262,141)**	(284,910)
Profit for the period		**751,961**	585,923	**751,961**	585,923
Attributable to:					
Equity holders of the parent		**735,429**	568,681	**735,429**	568,681
Minority Interest		**16,532**	17,242	**16,532**	17,242
		751,961	585,923	**751,961**	585,923
Earnings per share attributable to equity holders of the parent	B13				
Basic		**18.90 sen**	14.96 sen	**18.90 sen**	14.96 sen
Fully diluted		**18.86 sen**	14.91 sen	**18.86 sen**	14.91 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

Bank	**Note**	**1st Quarter Ended** 30 September 2007 RM'000	30 September 2006 RM'000 (Restated)	**Cummulative 3 Months Ended** 30 September 2007 RM'000	30 September 2006 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,729,094**	2,416,054	**2,729,094**	2,416,054
Interest expense	A16	**(1,500,995)**	(1,205,470)	**(1,500,995)**	(1,205,470)
Net interest income		**1,228,099**	1,210,584	**1,228,099**	1,210,584
Income from Islamic Banking Scheme operations:					
Gross operating income		**219,068**	186,682	**219,068**	186,682
Profit equalisation reserves		**(12,623)**	55,310	**(12,623)**	55,310
	A27b	**206,445**	241,992	**206,445**	241,992
		1,434,544	1,452,576	**1,434,544**	1,452,576
Non-interest income	A17	**430,313**	349,348	**430,313**	349,348
Net income		**1,864,857**	1,801,924	**1,864,857**	1,801,924
Overhead expenses	A18	**(849,201)**	(751,857)	**(849,201)**	(751,857)
Operating Profit		**1,015,656**	1,050,067	**1,015,656**	1,050,067
Allowance for losses on loans, advances and financing	A19	**(145,243)**	(323,782)	**(145,243)**	(323,782)
Profit before taxation		**870,413**	726,285	**870,413**	726,285
Taxation & Zakat		**(226,487)**	(261,970)	**(226,487)**	(261,970)
Profit for the period		**643,926**	464,315	**643,926**	464,315

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SEPTEMBER 2007

	Note	GROUP 30 September 2007 RM'000	GROUP 30 June 2007 RM'000 (Restated)	BANK 30 September 2007 RM'000	BANK 30 June 2007 RM'000 (Restated)
ASSETS					
Cash and short-term funds		29,567,977	37,597,422	25,405,659	34,200,909
Deposits and placements with financial institutions		18,292,084	17,348,421	17,171,187	15,560,914
Securities purchased under resale agreements		454,175	258,772	454,175	258,772
Securities portfolio	A9	36,948,666	33,691,730	32,052,303	28,624,945
Loans, advances and financing	A10	144,331,474	140,864,736	139,752,331	136,223,498
Derivative assets		406,784	394,870	405,591	390,406
Other assets	A11	3,114,770	3,375,394	1,923,285	1,920,608
Investment properties		40,742	40,750	-	-
Statutory deposits with Central Banks		5,105,788	5,652,233	4,887,262	5,339,337
Investment in subsidiaries		-	-	2,764,138	2,763,929
Interests in associates		45,434	43,601	42,739	40,739
Property, plant and equipment		1,147,885	1,151,686	989,389	987,195
Intangible assets		211,325	193,072	193,371	184,462
Deferred tax assets		926,989	1,016,730	888,394	951,526
Life, general takaful and family takaful fund assets		15,254,651	15,037,859	-	-
TOTAL ASSETS		255,848,744	256,667,276	226,929,824	227,447,240
LIABILITIES					
Deposits from customers	A12	177,106,013	163,676,762	163,227,758	149,576,055
Deposits and placements of banks and other financial institutions	A13	23,671,012	29,534,690	27,449,634	32,683,020
Obligations on securities sold under repurchase agreements		701,480	9,957,065	701,380	10,489,855
Bills and acceptances payable		4,909,708	2,930,070	4,903,893	2,922,088
Derivative liabilities		654,634	656,705	638,152	644,860
Other liabilities	A14	4,920,630	5,089,567	4,016,361	3,896,973
Recourse obligation on loans sold to Cagamas		2,094,213	2,455,762	2,094,213	2,455,762
Provision for taxation and zakat		884,179	1,019,790	851,270	980,741
Deferred tax liabilities		63,157	96,810	-	-
Subordinated obligations	A13	5,017,582	6,344,048	5,017,582	6,344,048
Life, general takaful and family takaful fund liabilities		1,152,715	1,194,914	-	-
Life, general takaful and family takaful policy holders' funds		14,101,936	13,842,945	-	-
TOTAL LIABILITIES		235,277,259	236,799,128	208,900,243	209,993,402

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 30 SEPTEMBER 2007

		GROUP		BANK	
	Note	30 September 2007 RM'000	30 June 2007 RM'000 (Restated)	30 September 2007 RM'000	30 June 2007 RM'000 (Restated)
SHAREHOLDERS' EQUITY					
Share capital		**3,892,491**	3,889,225	**3,892,491**	3,889,225
Reserves		**16,017,653**	15,308,431	**14,137,090**	13,564,613
		19,910,144	19,197,656	**18,029,581**	17,453,838
Minority Interest		**661,341**	670,492	**-**	-
Total equity		**20,571,485**	19,868,148	**18,029,581**	17,453,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**255,848,744**	256,667,276	**226,929,824**	227,447,240
COMMITMENTS AND CONTINGENCIES	A24	**181,157,153**	175,392,450	**177,880,311**	171,957,142
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**9.94%**	10.06%	**9.70%**	9.82%
Risk-weighted capital ratio		**14.18%**	15.14%	**13.09%**	14.11%
After deducting dividend payable					
Core capital ratio:		**9.05%**	9.43%	**8.72%**	9.13%
Risk-weighted capital ratio:		**13.29%**	14.51%	**12.12%**	13.42%
Net assets per share attributable to equity holders of the parent		**RM5.12**	RM4.94	**RM4.63**	RM4.49

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders Equity RM'000	Minority Interest RM'000	Total Equity RM'000
	<====== Non Distributable						======>				
At 1 July 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	19,197,656	670,492	19,868,148
Currency translation differences	-	-	410	-	-	(2,795)	-	-	(2,385)	-	(2,385)
Unrealised net loss on revaluation of securities available-for-sale	-	-	-	-	(79,360)	-	-	-	(79,360)	-	(79,360)
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	25,683	25,683	(25,683)	-
Net gain/(loss) not recognised in the income statement	-	-	410	-	(79,360)	(2,795)	-	25,683	(56,062)	(25,683)	(81,745)
Net profit for the period	-	-	-	-	-	-	-	735,429	735,429	16,532	751,961
Total recognised income/(expense) for the period	-	-	410	-	(79,360)	(2,795)	-	761,112	679,367	(9,151)	670,216
Share-based payment under ESOS	-	-		-	-	-	1,061	-	1,061	-	1,061
Transfer to/from statutory reserves	-	-	161,000	-	-	-	-	(161,000)	-	-	-
Issue of ordinary shares pursuant to ESOS	3,266	28,794	-	-	-	-	-	-	32,060	-	32,060
At 30 September 2007	3,892,491	2,964,364	4,083,398	15,250	326,228	(86,789)	62,289	8,652,913	19,910,144	661,341	20,571,485

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders Equity RM'000	Minority Interest RM'000	Total Equity RM'000
	<==== Non Distributable						====>				
At 1 July 2006											
As previously stated	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	-	6,811,248	16,765,826	708,475	17,474,301
Prior year adjustments											
- Effects of adopting FRS 2	-	-	-	-	-	-	3,038	(3,038)	-	-	-
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	-	77,211	77,211	-	77,211
- Effects of adopting FRS128	-	-	-	-	-	-	-	25,765	25,765	(100,000)	(74,235)
At 1 July 2006 (restated)	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,911,186	16,868,802	608,475	17,477,277
- Effects of adopting FRS140								10,244	10,244		10,244
	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,921,430	16,879,046	608,475	17,487,521
Currency translation differences	-	-	550	-	-	84,656	-	-	85,206	-	85,206
Net accretion from increased interest in subsidiaries	-	-	-	-	222,110	-	-	-	222,110	-	222,110
Net gain/(loss) not recognised in the income statement	-	-	550	-	222,110	84,656	-	-	307,316	-	307,316
Net profit for the period	-	-	-	-	-	-	-	568,681	568,681	17,242	585,923
Total recognised income/(expense) for the period	-	-	550	-	222,110	84,656	-	568,681	875,997	17,242	893,239
Share-based payment under ESOS	-	-	-	-	-	-	866	-	866	-	866
Transfer to statutory reserves	-	-	514	-	-	-	-	(514)	-	-	-
Issue of ordinary shares pursuant to ESOS	13,966	117,235	-	-	-	-	-	-	131,201	-	131,201
At 30 September 2006	3,810,913	2,255,042	3,974,981	15,250	194,631	142,792	3,904	7,489,597	17,887,110	625,717	18,512,827

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

BANK	Share Capital RM'000	Share Premium RM'000	<=====Non Distributable===== Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000 =====>	Distributable Retained Profits RM'000	Total Equity RM'000
At 1 July 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	17,453,838
Currency translation differences	-	-	(41)	-	6,141	-	-	6,141
Unrealised net gain on revaluation of securities available for sale	-	-	-	(107,404)	-	-	-	(107,404)
Net gain/(loss) not recognised in the income statement	-	-	(41)	(107,404)	6,141	-	-	(101,263)
Net profit for the period	-	-	-	-	-	-	643,926	643,926
Total recognised income/(expense) for the period	-	-	(41)	(107,404)	6,141	-	643,926	542,622
Share-based payment under ESOS	-	-	-	-	-	1,061	-	1,061
Transfer to statutory reserve	-	-	161,000	-	-	-	(161,000)	-
Issue of ordinary shares pursuant to ESOS	3,266	28,794	-	-	-	-	-	32,060
								-
At 30 September 2007	3,892,491	2,964,364	4,050,729	175,860	14,801	62,289	6,869,047	18,029,581

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<=====Non Distributable				=====>			
At 1 July 2006								
As previously stated	3,796,947	2,137,807	3,871,493	(21,206)	112,690	-	5,376,363	15,274,094
- Effects of adopting FRS 2						3,038	(1,984)	1,054
- Effects of adopting BNM Circular on Handling Fees	-	-	-	-	-	-	77,211	77,211
At 1 July 2006 (restated)	3,796,947	2,137,807	3,871,493	(21,206)	112,690	3,038	5,451,590	15,352,359
Currency translation differences	-	-	(507)	-	(2,757)	-	-	(3,264)
Net decrease in fair value of securities	-	-	-	164,415	-	-	-	164,415
Net gain/(loss) not recognised in the income statement	-	-	(507)	164,415	(2,757)	-	-	161,151
Net profit for the period	-	-	-	-	-	-	464,315	464,315
Total recognised income/(expense) for the period	-	-	(507)	164,415	(2,757)	-	464,315	625,466
Share-based payment under ESOS	-	-	-	-	-	557	-	557
Transfer to Statutory Reserves	-	-	514	-	-	-	(514)	-
Issue of ordinary shares pursuant to ESOS	13,966	117,235	-	-	-	-	-	131,201
At 30 September 2006	3,810,913	2,255,042	3,871,500	143,209	109,933	3,595	5,915,391	16,109,583

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE FIRST FINANCIAL QUARTER ENDED 30 SEPTEMBER 2007

	GROUP		BANK	
	30 September 2007 RM'000	30 September 2006 RM'000	30 September 2007 RM'000	30 September 2006 RM'000
Profit before taxation	**1,014,102**	870,833	**870,413**	726,285
Adjustments for non-operating and non-cash items	**711,126**	473,643	**734,018**	428,920
Operating profit before working capital changes	**1,725,228**	1,344,476	**1,604,431**	1,155,205
Changes in working capital:-				
Net changes in operating assets	**(7,758,487)**	(5,218,845)	**(8,849,242)**	(2,621,602)
Net changes in operating liabilities	**325,629**	(4,238,508)	**718,412**	(3,326,879)
Tax expense and zakat paid	**(292,405)**	(260,851)	**(250,555)**	(245,703)
Net cash generated from operations	**(6,000,035)**	(8,373,728)	**(6,776,954)**	(5,038,979)
Net cash (used in)/generated from investing activities	**(49,884)**	(88,981)	**(48,273)**	(32,968)
Net cash (used in)/generated from financing activities	**(1,655,953)**	(86,369)	**(1,655,955)**	(89,105)
	(1,705,837)	(175,350)	**(1,704,228)**	(122,073)
Net change in cash and cash equivalents	**(7,705,872)**	(8,549,078)	**(8,481,182)**	(5,161,052)
Cash and cash equivalents at beginning of year *	**37,273,849**	32,068,939	**33,886,841**	27,572,446
Cash and cash equivalents at end of year	**29,567,977**	**23,519,861**	**25,405,659**	**22,411,394**
* Cash and cash equivalents at beginning of year				
Cash and short term funds as previously reported	**37,597,422**	32,035,395	**34,200,909**	27,542,452
Effects of foreign exchange rate changes	**(323,573)**	33,544	**(314,068)**	29,994
As restated	**37,273,849**	32,068,939	**33,886,841**	27,572,446

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) issued by Bank Negara Malaysia

A1. Basis of Preparation

The condensed interim financial statements of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The condensed interim financial statements were not audited and have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007. These explanatory notes attached to the condensed interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2007.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2007 except for the adoption of the following Financial Reporting Standards ("FRS's") effective from the financial periods beginning 1 July 2007:

FRS 117	Leases
FRS 124	Related Party Transaction
FRS 6	Exploration for and Evaluation of Mineral Resources
FRS 107	Cash Flow Statements
FRS 111	Construction Contracts
FRS 112	Income Taxes
FRS 118	Revenue
FRS 119	Employee Benefits
FRS 120	Accounting for Government Grants and Disclosures of Government Assistance
FRS 126	Accounting and Reporting by Retirements Benefit Plans
FRS 129	Financial Reporting in Hyperinflationary Economies
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

The adoption of FRS's 124, 6, 107, 111, 112, 118, 119, 120, 126, 129, 134 and 137 does not result in significant changes in accounting policies of the Group and the Bank. The principal effects of the changes in accounting policies resulting from the adoption of FRS 117 is discussed below.

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

A1. Basis of Preparation (Contd.)

(a) FRS 117: Leases. Leasehold land held for own use

Prior to 1 July 2007, lease of land held for own use was classified as property, plant and equipment and was stated at cost less amortisation and impairment loss. The adoption of the revised FRS 117: Leases with effect from 1 July 2007 resulted in a change in the accounting policy relating to the classification of leases of land. Under FRS 117, lease of land and buildings are classified as operating or finance leases in the same way as leases of other assets. As a result, leasehold land held for own use is now classified as operating lease. The up-front payments made represent prepaid land lease payment and is amortised on a straight-line basis over the remaining lease term.

The Group and the Bank have applied the change in accounting policy in respect of leasehold land in accordance with the transitional provisions of FRS 117. At 1 July 2007, the unamortised carrying amount of leasehold land is classified as prepaid land lease payments. The reclassification of leasehold land as prepaid land lease payments has been accounted for retrospectively. Certain comparatives of the balance sheets of the Group and the Bank as at 30 June 2007 have been restated as set out in Note 28(b). There were no effects on the income statements of the Group and the Bank for the financial quarter ended 30 September 2007.

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) Valuation of Investment Properties

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

(iii) Impairment of Goodwill

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

A2. Significant Accounting Estimates and Judgments (contd.)

(iv) Impairment of Other Intangible Assets

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) Liabilities of Insurance Business

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) Deferred Tax and Incomes Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2007 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the first quarter ended 30 September 2007.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 30 September 2007, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank.

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 30 September 2007.

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,889,224,521 as at 30 June 2007 to RM3,892,491,721 as at 30 September 2007, from the issuance of 3,267,200 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
1,008,500	RM 9.23
247,400	RM 9.87
680,800	RM 9.92
1,330,500	RM10.19

A8. Dividends Paid

There was no dividend paid during the quarter ended 30 September 2007.

A9. Securities Portfolio

	Note	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
Securities held-for-trading	(i)	1,364,932	2,032,634	774,411	1,447,227
Securities available-for-sale	(ii)	33,417,210	29,124,704	29,604,214	25,213,654
Securities held-to-maturity	(iii)	2,166,524	2,534,392	1,673,678	1,964,064
		36,948,666	33,691,730	32,052,303	28,624,945

A9. (i) Securities Held-for-trading

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	94,327	-	54,054	-
Malaysian Government Treasury Bills	22,662	52,997	22,662	52,997
Malaysian Government Investment Issues	129,908	-	70,007	-
Bank Negara Malaysia Bills and Notes	91,655	867,578	91,655	867,578
Total Money Market Instruments	338,552	920,575	238,378	920,575
Quoted securities:				
Shares	48,851	-	48,851	-
	48,851	-	48,851	-
Unquoted securities:				
Foreign Private Debt Securities	487,182	526,652	487,182	526,652
Private and Islamic Debt Securities in Malaysia	490,347	585,407	-	-
	977,529	1,112,059	487,182	526,652
Total securities held-for-trading	1,364,932	2,032,634	774,411	1,447,227

A9. (ii) Securities Available-for-sale

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	3,872,365	3,034,542	3,145,013	2,377,960
Cagamas Bonds	821,221	748,781	560,482	462,758
Foreign Government Securities	3,627,395	3,261,092	3,534,976	3,198,175
Malaysian Government Investment Issues	4,091,950	3,873,649	3,897,944	3,718,743
Bank Negara Malaysia Bills	86,789	35,580	86,789	35,580
Foreign Government Treasury Bills	838,132	652,052	711,625	529,286
Negotiable Instruments of Deposits	2,657,224	2,288,651	3,394,614	2,676,010
Bankers' Acceptances and Islamic Accepted Bills	4,040,652	3,198,835	4,040,652	3,198,835
Khazanah Bonds	928,385	929,845	731,694	734,194
Bank Negara Malaysia Sukuk Ijarah Bonds	39,992	40,072	39,992	40,072
Bank Negara Malaysia Monetary Notes	906,028	-	906,028	-
Foreign Certificates of Deposits	250,910	230,539	-	-
Total Money Market Instruments	22,161,043	18,293,638	21,049,809	16,971,613

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**589,335**	631,387	**217,090**	267,733
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**259,927**	164,184	**157,675**	104,342
	849,262	795,571	**374,765**	372,075
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**712,626**	807,028	**505,467**	545,617
Shares, trust units and loan stocks outside Malaysia	**27,686**	23,743	**12,960**	13,747
Private and Islamic Debt Securities in Malaysia	**4,867,232**	4,477,735	**3,225,108**	3,002,583
Malaysian Government Bonds	**294,815**	296,849	**294,815**	296,849
Foreign Government Bonds	**79,612**	79,367	**-**	-
Foreign Islamic and Private Debt Securities	**4,022,512**	3,837,974	**3,738,869**	3,584,803
Credit Linked Notes	**402,422**	426,367	**402,421**	426,367
Malaysia Global Sukuk	**-**	86,432	**-**	-
	10,406,905	10,035,495	**8,179,640**	7,869,966
				-
Total securities available-for-sale	**33,417,210**	29,124,704	**29,604,214**	25,213,654

A9. (iii) Securities Held-To-Maturity

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	**1,016,535**	1,025,981	**1,015,975**	1,025,422
Cagamas Bonds	**139,021**	224,057	**127,275**	212,299
Foreign Government Securities	**140,173**	207,572	**-**	-
Malaysian Government Investment Issues	**80**	80	**-**	-
Total Money Market Instruments	**1,295,809**	1,457,690	**1,143,250**	1,237,721
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**519,581**	547,977	**179,303**	197,627
Malaysian Government Bonds	**44,522**	45,139	**44,522**	45,139
Foreign Government Bonds	**9**	9	**-**	-
Foreign Islamic and Private Debt Securities	**323,724**	327,973	**323,724**	327,973
Credit Linked Note	**-**	172,725	**-**	172,725
Others	**2,044**	2,044	**2,044**	2,044
	889,880	1,095,867	**549,593**	745,508
Accumulated impairment losses	**(19,165)**	(19,165)	**(19,165)**	(19,165)
Total securities held-to-maturity	**2,166,524**	2,534,392	**1,673,678**	1,964,064

A10. Loans, Advances and Financing

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Overdrafts	**13,689,953**	13,801,836	**13,656,977**	13,766,775
Term loans				
- Housing loans/financing	**29,005,536**	26,980,875	**28,853,499**	26,850,921
- Syndicated loan/financing	**9,909,103**	9,954,678	**7,465,301**	7,559,442
- Hire purchase receivables	**27,464,566**	26,121,500	**27,264,697**	26,121,500
- Lease receivables	**6,617**	7,954	**6,617**	7,954
- Other loans/financing	**42,048,560**	41,358,326	**40,663,775**	39,359,046
Credit card receivables	**2,978,243**	2,871,567	**2,978,243**	2,871,567
Bills receivable	**1,570,529**	1,543,665	**1,554,460**	1,511,273
Trust receipts	**2,572,615**	2,969,625	**2,472,594**	2,896,203
Claims on customers under acceptance credits	**8,343,650**	8,434,367	**8,338,312**	8,439,619
Loans/financing to banks and other financial institutions	**10,210,730**	10,289,507	**10,210,616**	10,289,507
Revolving credits	**13,386,640**	13,360,174	**13,187,288**	13,259,610
Staff loans	**1,008,697**	986,795	**950,552**	932,025
Housing loans to				
- Executive directors of the Bank	**118**	123	**118**	123
- Executive directors of subsidiaries	**1,599**	1,719	**1,599**	1,719
Others	**287,107**	180,919	**-**	-
	162,484,263	158,863,630	**157,604,648**	153,867,284
Unearned interest and income	**(11,531,880)**	(11,366,360)	**(11,499,694)**	(11,334,154)
Gross loans, advances and financing	**150,952,383**	147,497,270	**146,104,954**	142,533,130
Allowances for bad and doubtful debts and financing:				
- specific	**(3,876,624)**	(3,875,219)	**(3,739,706)**	(3,696,358)
- general	**(2,744,285)**	(2,757,315)	**(2,612,917)**	(2,613,274)
Net loans, advances and financing	**144,331,474**	140,864,736	**139,752,331**	136,223,498

(i) By type of customer

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	**134,495**	163,268	**134,316**	163,088
- Others	**9,364,793**	9,758,406	**9,356,672**	9,748,355
Domestic business enterprise				
- Small and medium enterprise	**23,517,100**	23,457,406	**23,517,100**	23,464,107
- Others	**21,084,343**	21,390,132	**21,001,606**	21,272,776
Government and statutory bodies	**231,072**	222,050	**231,072**	222,050
Individuals	**54,884,656**	53,329,288	**54,825,708**	53,274,983
Other domestic entities	**292,545**	202,020	**140,975**	46,398
Foreign entities	**413,719**	381,348	**394,090**	361,569
Total domestic operations	**109,922,723**	108,903,918	**109,601,539**	108,553,326

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
Overseas operations:				
Singapore	**30,226,585**	28,042,055	**30,226,585**	28,042,055
Hong Kong SAR	**2,289,988**	2,174,984	**2,289,988**	2,174,984
United States of America	**1,219,842**	1,218,424	**1,219,842**	1,218,424
People's Republic of China	**758,319**	696,326	**758,319**	696,326
Vietnam	**401,353**	391,445	**401,353**	391,445
United Kingdom	**991,743**	866,331	**991,743**	866,332
Brunei	**156,608**	163,049	**156,608**	163,049
Cambodia	**96,835**	104,195	**96,835**	104,195
Bahrain	**362,142**	322,994	**362,142**	322,994
Labuan offshore	**3,694,470**	3,813,701	-	-
Philippines	**707,767**	682,381	-	-
Indonesia	**95,810**	87,813	-	-
Papua New Guinea	**28,198**	29,654	-	-
	41,029,660	38,593,352	**36,503,415**	33,979,804
Gross loans, advances and financing	**150,952,383**	147,497,270	**146,104,954**	142,533,130

(ii) By interest/profit rate sensitivity

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
Fixed rate				
- Housing loans/financing	**10,899,729**	11,047,846	**10,703,771**	10,860,914
- Hire purchase receivables	**22,912,444**	21,898,806	**22,736,848**	21,731,957
- Other fixed rate loans/financing	**14,131,819**	14,332,124	**13,950,019**	14,199,453
Variable rate				
- Base lending rate plus	**53,863,964**	53,682,867	**53,749,550**	53,614,209
- Cost plus	**15,443,077**	14,442,609	**15,270,753**	14,249,846
- Other variable rates	**33,701,350**	32,093,018	**29,694,013**	27,876,751
Gross loans, advances and financing	**150,952,383**	147,497,270	**146,104,954**	142,533,130

(ii) Total loans by economic purpose

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
Domestic operations:				
Purchase of securities	**9,750,722**	9,336,069	**9,567,410**	9,114,564
Purchase of transport vehicles	**14,510,352**	13,864,267	**14,499,020**	13,855,560
- less Islamic loans sold to Cagamas	**(744,648)**	(787,228)	**(744,648)**	(787,228)
Purchase of landed properties				
- residential	**24,822,397**	24,621,251	**24,778,537**	24,577,064
- non-residential	**6,229,748**	6,305,032	**6,229,094**	6,304,373
- less Islamic housing loans sold to Cagamas	**(398,412)**	(408,915)	**(398,412)**	(408,915)
Purchase of fixed assets (exclude landed properties)	**2,064**	3,363	**2,064**	3,363
Personal use	**3,211,512**	3,138,004	**3,210,916**	3,138,044
Credit card	**2,744,157**	2,631,699	**2,744,156**	2,631,699
Purchase of consumer durables	**75,145**	50,335	**75,103**	50,301
Construction	**5,389,901**	5,547,948	**5,388,199**	5,546,112
Working capital	**43,035,673**	43,352,732	**43,033,773**	43,357,532
Others	**1,294,112**	1,249,361	**1,216,327**	1,170,857
Total domestic operations	**109,922,723**	108,903,918	**109,601,539**	108,553,326

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	30 September 2007 RM'000	**30 June 2007 RM'000**	**30 September 2007 RM'000**	**30 June 2007 RM'000**
Overseas operations:				
Singapore	**30,226,585**	28,042,055	**30,226,585**	28,042,055
Hong Kong SAR	**2,289,988**	2,174,984	**2,289,988**	2,174,984
United States of America	**1,219,842**	1,218,424	**1,219,842**	1,218,424
People's Republic of China	**758,319**	696,326	**758,319**	696,326
Vietnam	**401,353**	391,445	**401,353**	391,445
United Kingdom	**991,743**	866,331	**991,743**	866,332
Brunei	**156,608**	163,049	**156,608**	163,049
Cambodia	**96,835**	104,195	**96,835**	104,195
Bahrain	**362,142**	322,994	**362,142**	322,994
Labuan Offshore	**3,694,470**	3,813,701	-	-
Philippines	**707,767**	682,381	-	-
Indonesia	**95,810**	87,813	-	-
Papua New Guinea	**28,198**	29,654	-	-
	41,029,660	38,593,352	**36,503,415**	33,979,804
Gross loans, advances and financing	**150,952,383**	147,497,270	**146,104,954**	142,533,130

(iii) Non-performing loans by economic purpose

	Group		Bank	
	30 September 2007 RM'000	**30 June 2007 RM'000**	**30 September 2007 RM'000**	**30 June 2007 RM'000**
Domestic operations:				
Purchase of securities	**313,294**	339,314	**264,279**	272,047
Purchase of transport vehicles	**154,534**	137,861	**154,065**	137,394
Purchase of landed properties				
- residential	**2,477,406**	2,584,797	**2,475,338**	2,582,761
- non-residential	**483,835**	473,242	**483,835**	473,242
Purchase of fixed assets (exclude landed properties)	**10,145**	9,625	**10,145**	9,625
Personal use	**253,346**	258,919	**253,346**	258,919
Credit card	**56,784**	42,902	**56,784**	42,902
Purchase of consumer durables	**1,258**	1,299	**1,258**	1,299
Construction	**583,630**	678,537	**583,630**	678,537
Working capital	**2,826,855**	2,619,262	**2,826,855**	2,619,262
Others	**405,297**	477,892	**386,482**	458,908
Total domestic operations	**7,566,384**	7,623,650	**7,496,017**	7,534,896
Overseas operations:				
Singapore	**300,599**	408,636	**300,599**	408,636
Hong Kong SAR	**23,860**	33,927	**23,860**	33,927
Brunei	**38,828**	37,378	**38,828**	37,378
Vietnam	**30,377**	27,738	**30,377**	27,738
People's Republic of China	**2,031**	8,514	**2,031**	8,514
Cambodia	**3,537**	3,584	**3,538**	3,584
Labuan Offshore	**51,817**	52,653	-	-
Papua New Guinea	**3,169**	3,223	-	-
Philippines	**60,982**	58,911	-	-
	515,200	634,564	**399,233**	519,777
	8,081,584	8,258,214	**7,895,250**	8,054,673

A10. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
At beginning of the period	8,258,214	9,211,938	8,054,673	8,757,597
Non-performing during the period	1,075,181	4,506,633	1,039,288	4,470,979
Reclassified as performing	(536,818)	(3,004,543)	(528,831)	(2,853,189)
Acquisition of businesses of KBB and AMEX	-	77,008	-	77,008
Transfer from subsidiaries		-	-	22,554
Recovered	(467,715)	(1,122,873)	(452,018)	(1,047,068)
Amount written off	(215,087)	(846,928)	(185,850)	(825,719)
Converted to Investment Securities	(44,501)	(63,799)	(44,501)	(63,798)
Converted to Properties	(5,700)	-	(5,700)	-
Sale of NPL	-	(512,313)	-	(512,313)
Exchange differences and expenses debited	18,010	13,091	18,189	28,622
At end of the period	8,081,584	8,258,214	7,895,250	8,054,673
Less: Specific allowance	(3,876,624)	(3,875,219)	(3,739,706)	(3,696,358)
Net non-performing loans, advances and financing	4,204,960	4,382,995	4,155,544	4,358,315
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	2.84%	3.03%	2.90%	3.11%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Specific Allowance				
At beginning of the period	3,875,219	4,010,299	3,696,358	3,805,936
Allowance made during the period	473,282	1,733,021	470,385	1,687,783
Amount written back in respect of recoveries	(249,029)	(584,810)	(235,124)	(569,397)
Acquisition of businesses of KBB and AMEX	-	50,709	-	50,709
Amount written off	(215,087)	(1,233,023)	(185,850)	(1,211,814)
Transfer to general allowance	(4,213)	(32,724)	(2,661)	(9,812)
Transferred to impairment lossess in value of securities	(7,822)	(8,488)	(7,822)	(8,488)
Transfer to restructured/rescheduled loans	-	(39,055)	-	(33,765)
Exchange differences	4,274	(20,710)	4,420	(14,794)
At end of the year	3,876,624	3,875,219	3,739,706	3,696,358

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows

	Group 30 September 2007 RM'000	Group 30 June 2007 RM'000	Bank 30 September 2007 RM'000	Bank 30 June 2007 RM'000
General Allowance				
At beginning of the year	2,757,315	2,415,073	2,613,274	2,258,397
Allowance made during the year	406	361,053	-	343,381
Amount written back	(18,606)	(41,802)	(4,873)	-
Acquisition of business of KBB	-	3,419	-	3,419
Transfer from subsidiaries	-	-	-	5,352
Transfer from specific allowance	4,213	32,724	2,661	9,812
Exchange differences	957	(13,152)	1,855	(7,087)
At end of the year	2,744,285	2,757,315	2,612,917	2,613,274
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	1.85%	1.90%	1.82%	1.87%

A11. Other Assets

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Interest receivables	**945,599**	813,824	**853,632**	719,037
Prepayments and deposits	**431,762**	422,684	**389,976**	379,040
Other debtors	**1,490,094**	1,897,702	**617,151**	765,715
Tax Recoverable	**123,039**	123,155	**-**	-
Properties -Foreclosed & Acquired in satisfaction of Loan	**124,276**	118,029	**62,526**	56,816
	3,114,770	3,375,394	**1,923,285**	1,920,608

A12. Deposits from Customers

	Group		Bank	
Fixed deposits and negotiable instruments of deposits				
- One year or less	**101,693,939**	101,012,633	**88,622,319**	87,798,019
- More than one year	**3,650,178**	3,450,037	**3,350,026**	3,160,018
Money Market deposits	**9,354,558**	-	**9,384,558**	-
Savings deposits	**28,350,799**	27,842,616	**28,069,855**	27,398,458
Demand deposits	**32,982,632**	30,890,786	**32,727,093**	30,738,870
Structured deposits *	**1,073,907**	480,690	**1,073,907**	480,690
	177,106,013	163,676,762	**163,227,758**	149,576,055

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Business enterprises	**64,401,837**	63,413,067	**53,476,844**	52,266,805
Individuals	**86,018,619**	82,080,948	**85,445,714**	81,441,707
Government and statutory bodies	**7,056,795**	8,030,787	**6,703,105**	7,780,128
Others	**19,628,762**	10,151,960	**17,602,095**	8,087,415
	177,106,013	163,676,762	**163,227,758**	149,576,055

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
Licensed banks	**18,978,808**	23,815,084	**22,776,581**	26,963,414
Licensed finance companies	**18,534**	222,632	**18,534**	222,632
Licensed merchant banks	**226,057**	986,631	**206,906**	986,631
Other financial institutions	**4,447,613**	4,510,343	**4,447,613**	4,510,343
	23,671,012	29,534,690	**27,449,634**	32,683,020
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**19,195,790**	24,651,295	**22,979,080**	27,804,605
- More than one year	**4,475,222**	4,883,395	**4,470,554**	4,878,415
	23,671,012	29,534,690	**27,449,634**	32,683,020
Subordinated obligations				
Unsecured				
- less than one year	**-**	-	**-**	-
- more than one year	[1] **5,017,582**	[1] 6,344,048	[1] **5,017,582**	[1] 6,344,048

[1] Includes Subordinated Notes of USD380 million.

A14. Other Liabilities

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Interest/Profit payable	**1,357,200**	1,166,598	**1,321,396**	1,122,645
Provision for outstanding claims	**421,624**	429,786	-	-
Unearned premium reserves	**275,576**	275,816	-	-
Profit Equalisation Reserves	**77,039**	64,205	**74,392**	61,768
Provisions and accruals	**763,158**	976,262	**669,540**	863,474
Due to brokers and clients	**261,647**	389,751	-	-
Deposits and other creditors	**1,764,386**	1,787,149	**1,951,033**	1,849,086
	4,920,630	5,089,567	**4,016,361**	3,896,973

A15. Interest Income

	1st Quarter Ended		Cummulative 3 Months Ended	
	30 September 2007 RM'000	30 September 2006 RM'000	30 September 2007 RM'000	30 September 2006 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,775,453**	1,708,250	**1,775,453**	1,708,250
- Recoveries from NPL	**74,672**	95,903	**74,672**	95,903
Money at call and deposit placements with financial institutions	**554,386**	389,763	**554,386**	389,763
Securities purchased under resale agreements	**3,944**	8,445	**3,944**	8,445
Securities held-for-trading	**191,224**	94,918	**191,224**	94,918
Securities available-for-sale	**299,093**	283,535	**299,093**	283,535
Securities held-to-maturity	**38,532**	77,132	**38,532**	77,132
	2,937,304	2,657,946	**2,937,304**	2,657,946
Amortisation of premium less accretion of discounts	**(10,881)**	(18,903)	**(10,881)**	(18,903)
Net interest/income clawed back/suspended	**(15,532)**	(17,965)	**(15,532)**	(17,965)
	2,910,891	2,621,078	**2,910,891**	2,621,078
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,694,749**	1,633,635	**1,694,749**	1,633,635
- Recoveries from NPL	**71,198**	94,918	**71,198**	94,918
Money at call and deposit placements with financial institutions	**527,049**	343,881	**527,049**	343,881
Securities purchased under resale agreements	**2,190**	8,097	**2,190**	8,097
Securities held-for-trading	**183,863**	92,200	**183,863**	92,200
Securities available-for-sale	**250,886**	231,176	**250,886**	231,176
Securities held-to-maturity	**30,054**	47,363	**30,054**	47,363
	2,759,989	2,451,270	**2,759,989**	2,451,270
Amortisation of premium less accretion of discounts	**(15,363)**	(17,251)	**(15,363)**	(17,251)
Net interest/income clawed back/suspended	**(15,532)**	(17,965)	**(15,532)**	(17,965)
	2,729,094	2,416,054	**2,729,094**	2,416,054

A16. Interest Expense

	1st Quarter Ended		Cummulative 3 Months Ended	
	30 September 2007 RM'000	30 September 2006 RM'000	30 September 2007 RM'000	30 September 2006 RM'000
Group				
Deposits and placements of banks and other financial institutions	351,786	345,909	351,786	345,909
Deposits from customers	1,177,432	919,551	1,177,432	919,551
Loans sold to Cagamas	22,275	36,700	22,275	36,700
Floating rate certificates of deposits	6,908	6,749	6,908	6,749
Subordinated notes	25,763	21,596	25,763	21,596
Subordinated loans	15,123	-	15,123	-
Others	37	320	37	320
	1,599,324	1,330,825	1,599,324	1,330,825
Bank				
Deposits and placements of banks and other financial institutions	380,777	300,197	380,777	300,197
Deposits from customers	1,050,108	839,908	1,050,108	839,908
Loans sold to Cagamas	22,275	36,700	22,275	36,700
Floating rate certificates of deposits	6,908	6,749	6,908	6,749
Subordinated notes	25,763	21,596	25,763	21,596
Subordinated bonds	15,123	-	15,123	-
Others	41	320	41	320
	1,500,995	1,205,470	1,500,995	1,205,470

A17. Non-interest Income

	1st Quarter Ended		Cummulative 3 Months Ended	
Group				
(a) Fee income:				
Commission	178,786	149,846	178,786	149,846
Service charges and fees	153,129	143,662	153,129	143,662
Guarantee fees	30,931	21,069	30,931	21,069
Underwriting fees	1,889	971	1,889	971
Brokerage income	24,681	10,076	24,681	10,076
Other fee income	10,711	8,252	10,711	8,252
	400,127	333,876	400,127	333,876
(b) Gain/loss arising from sale of securities:				
Net gain from securities held-for-trading	(10,888)	7,345	(10,888)	7,345
Net gain from securities available-for-sale	31,987	40,549	31,987	40,549
Net loss from redemption of securities held-to-maturity	62	(180)	62	(180)
	21,161	47,714	21,161	47,714
(c) Gross dividend from:				
Securities portfolio	8,028	6,567	8,028	6,567
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	(87,043)	(122,808)	(87,043)	(122,808)
Write back of /(Provision for) impairment losses in securities, net	(17,525)	6,828	(17,525)	6,828
	(104,568)	(115.980)	(104,568)	(115,980)
(e) Other income:				
Foreign exchange profit	123,242	94,958	123,242	94,958
Net premiums written	119,358	117,650	119,358	117,650
Rental Income	3,857	5,180	3,857	5,180
Gains on disposal of property, plant and equipment	1,941	891	1,941	891
Gain on disposal of foreclosed properties	2,376	311	2,376	311
Gain on liquidation of subsidiary	7,178	-	7,178	-
Others	27,523	47,306	27,523	47,306
	285,475	266,296	285,475	266,296
Total non-interest income	610,223	538,473	610,223	538,473

A17. Non-interest Income (contd)

Bank	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
(a) Fee income:				
Commission	**176,506**	147,975	**176,506**	147,975
Service charges and fees	**143,710**	127,679	**143,710**	127,679
Guarantee fees	**30,884**	20,985	**30,884**	20,985
Underwriting fees	**317**	189	**317**	189
Other fee income	**7,041**	4,365	**7,041**	4,365
	358,458	301,193	**358,458**	301,193
(b) Gain/(loss) arising from sale of securities:				
Net (loss)/gain from securities held-for trading	**(7,186)**	2,271	**(7,186)**	2,271
Net gain from securities available-for-sale	**15,799**	32,735	**15,799**	32,735
Net loss from redemption of securities held-to-maturity	**(167)**	(157)	**(167)**	(157)
	8,446	34,849	**8,446**	34,849
(c) Gross dividend income from:				
Securities portfolio	**1,261**	1,128	**1,261**	1,128
	1,261	1,128	**1,261**	1,128
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	**(79,812)**	(124,042)	**(79,812)**	(124,042)
Write back of /(Provision for) impairment losses in securities, net	**2,548**	2,583	**2,548**	2,583
Impairment of interest in associates	**-**	(13,656)	**-**	(13,656)
	(77,264)	(135,115)	**(77,264)**	(135,115)
(e) Other income:				
Foreign exchange profit	**119,062**	94,291	**119,062**	94,291
Rental Income	**3,660**	4,944	**3,660**	4,944
Gain on disposal of property and equipment (net)	**1,549**	613	**1,549**	613
Others	**15,141**	47,445	**15,141**	47,445
	139,412	147,293	139,412	147,293
Total non-interest income	**430,313**	349,348	**430,313**	349,348

A18. Overhead Expenses

Group	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
Personnel costs	**444,007**	413,463	**444,007**	413,463
- Salaries, allowances and bonuses	**343,921**	318,509	**343,921**	318,509
- Pension costs	**53,371**	46,147	**53,371**	46,147
- Others	**46,715**	48,807	**46,715**	48,807
Establishment costs	**181,998**	154,203	**181,998**	154,203
- Depreciation	**31,838**	34,467	**31,838**	34,467
- Rental of leasehold land and premises	**16,916**	16,558	**16,916**	16,558
- Repairs and maintenance of property and equipment	**21,035**	17,837	**21,035**	17,837
- Information technology expenses	**94,355**	72,199	**94,355**	72,199
- Others	**17,854**	13,142	**17,854**	13,142
Marketing expenses	**101,682**	79,123	**101,682**	79,123
- Advertisement and publicity	**80,183**	62,234	**80,183**	62,234
- Others	**21,499**	16,889	**21,499**	16,889
Administration and general expenses	**281,375**	246,037	**281,375**	246,037
- Fees and brokerage	**104,482**	77,396	**104,482**	77,396
- Administrative expenses	**62,942**	51,974	**62,942**	51,974
- General expenses	**42,257**	47,267	**42,257**	47,267
- Claims incurred	**62,196**	63,621	**62,196**	63,621
- Others	**9,498**	5,779	**9,498**	5,779
	1,009,062	892,826	**1,009,062**	892,826

A18. Overhead Expenses (contd)

	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
Bank				
Personnel costs	**395,752**	373,142	**395,752**	373,142
- Salaries, allowances and bonuses	**309,477**	289,236	**309,477**	289,236
- Pension costs	**48,475**	42,427	**48,475**	42,427
- Others	**37,800**	41,479	**37,800**	41,479
Establishment costs	**163,846**	138,930	**163,846**	138,930
- Depreciation	**27,902**	33,091	**27,902**	33,091
- Rental of leasehold land and premises	**15,264**	14,528	**15,264**	14,528
- Repairs and maintenance of property and equipment	**18,559**	15,336	**18,559**	15,336
- Information technology expenses	**88,854**	68,134	**88,854**	68,134
- Others	**13,267**	7,841	**13,267**	7,841
Marketing expenses	**85,374**	66,508	**85,374**	66,508
- Advertisement and publicity	**65,300**	50,426	**65,300**	50,426
- Others	**20,074**	16,082	**20,074**	16,082
Administration and general expenses	**204,229**	173,277	**204,229**	173,277
- Fees and brokerage	**99,392**	73,442	**99,392**	73,442
- Administrative expenses	**55,279**	51,295	**55,279**	51,295
- General expenses	**42,320**	45,121	**42,320**	45,121
- Others	**7,238**	3,419	**7,238**	3,419
	849,201	751,857	849,201	751,857

A19. Allowance for Losses on Loans, Advances and Financing

	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	**(18,200)**	14,581	**(18,200)**	14,581
- specific allowance	**473,282**	579,091	**473,282**	579,091
- specific allowance written back	**(249,029)**	(203,404)	**(249,029)**	(203,404)
Bad debts and financing written off	**35,171**	2,495	**35,171**	2,495
Bad debts and financing recovered	**(126,914)**	(82,696)	**(126,914)**	(82,696)
Provision/(write back) for other debts	**(6,258)**	1,765	**(6,258)**	1,765
	108,052	311,832	**108,052**	311,832
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	**(4,873)**	23,723	**(4,873)**	23,723
- specific allowance	**470,386**	582,249	**470,386**	582,249
- specific allowance written back	**(235,124)**	(203,053)	**(235,124)**	(203,053)
Bad debts and financing written off	**35,169**	2,466	**35,169**	2,466
Bad debts and financing recovered	**(120,315)**	(81,603)	**(120,315)**	(81,603)
	145,243	323,782	**145,243**	323,782

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	Sept 2006
REVENUE AND EXPENSES	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*	*RM'000*
Revenue												
External revenue	3,638,373	3,228,396	105,115	115,728	171,557	169,224	7,060	28,764	-	-	3,922,105	3,540,112
Inter-segment revenue	20,112	31,874	8,405	15,562	117,961	19,553	660	8,852	(147,138)	(75,841)	-	-
Total revenue	3,658,485	3,258,270	113,520	131,290	289,518	188,777	7,720	37,616	(147,138)	(75,841)	3,922,105	3,540,112
Segment results												
Operating profit	1,030,499	1,082,015	18,587	22,353	175,899	57,190	5,176	21,231	(107,883)	-	1,122,278	1,182,789
Loan loss and provision	(129,918)	(323,841)	21,875	11,970	(9)	27		12	-	-	(108,052)	(311,832)
Share of results of associates	-	-	-	-	-	-	(124)	(124)	-	-	(124)	(124)
Profit before taxation	900,581	758,174	40,462	34,323	175,890	57,217	5,052	21,119	(107,883)	-	1,014,102	870,833
Taxation & Zakat	(228,903)	(262,852)	(12,994)	(9,563)	(19,116)	(10,652)	(1,128)	(1,843)		-	(262,141)	(284,910)
Profit after taxation and zakat	671,678	495,322	27,468	24,760	156,774	46,565	3,924	19,276	(107,883)	-	751,961	585,923
Minority interest	-	-	-	-	-	-	-	-	-	-	(16,532)	(17,242)
Net profit for the year	671,678	495,322	27,468	24,760	156,774	46,565	3,924	19,276	(107,883)	-	735,429	568,681
OTHER INFORMATION												
Capital expenditure	32,469	47,205	1,277	219	3,449	7,187		422	-	-	37,195	55,033
Depreciation	29,293	31,663	597	861	1,532	1,381	416	561	-	-	31,838	34,466
Amortisation	9,890	7,591	336	330	1,312	933	-	56			11,538	8,910
Non-cash expenses/(income) other than depreciation	(4,550)	31,951	129	883	84	(2,795)		1	-	-	(4,337)	30,040
	Sept 2007	June 2007	Sept 2007	June 2007	Sept 2007	June 2007	Sept 2007	June 2007	Sept 2007	June 2007	Sept 2007	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES												
Segment assets	236,995,748	239,385,356	9,210,101	10,041,389	18,147,322	19,908,892	261,927	3,049,561	(8,811,788)	(15,761,523)	255,803,310	256,623,675
Investments in associates	33,917	40,739	-	-	-	-	11,517	11,566	-	(8,704)	45,434	43,601
Total assets	237,029,665	239,426,095	9,210,101	10,041,389	18,147,322	19,908,892	273,444	3,061,127	(8,811,788)	(15,770,227)	255,848,744	256,667,276
Total segment liabilities	218,261,623	219,659,303	8,714,885	8,778,938	16,258,285	16,108,436	854,254	989,936	(8,811,788)	(8,737,485)	235,277,259	236,799,128

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	Sept 2006	Sept 2007	June 2007
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Malaysia	3,230,806	2,797,358	1,011,213	743,437	32,743	51,377	198,828,959	209,088,242
Singapore	542,211	442,408	134,818	101,758	3,028	46	42,957,962	39,176,558
Other locations	296,226	376,187	(24,046)	25,638	1,424	3,610	22,873,611	24,172,703
	4,069,243	3,615,953	1,121,985	870,833	37,195	55,033	264,660,532	272,437,503
Eliminations	(147,138)	(75,841)	(107,883)	-	-	-	(8,811,788)	(15,770,227)
Group	3,922,105	3,540,112	1,014,102	870,833	37,195	55,033	255,848,744	256,667,276

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2007.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 30 September 2007			As at 30 June 2007		
Group	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	5,320,970	5,320,970	4,747,904	5,171,650	5,171,650	4,736,389
Certain transaction-related contingent items	7,890,137	3,945,039	3,558,284	7,213,591	3,606,795	3,273,307
Short-term self-liquidating trade-related contingencies	4,990,323	1,012,390	635,646	6,562,586	1,312,517	614,099
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,143,060	1,143,060	943,854	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	1,007,222	143,611	129,111	1,166,613	583,307	583,307
Irrevocable commitments to extend credit:						
- maturity within one year	63,112,749	-	-	60,228,585	-	-
- maturity exceeding one year	10,531,770	5,265,887	5,186,787	9,887,353	4,943,676	4,715,569
Foreign exchange related contracts:						
- less than one year	50,596,576	640,922	175,397	50,797,825	525,756	180,914
- one year to less than five years	1,193,056	15,112	4,136	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	26,967,693	860,385	251,397	23,812,539	863,091	214,301
- one year to less than five years	5,119,730	163,342	47,727	2,182,786	79,116	19,645
- five years and above	53,588	1,709	500	3,587,527	130,030	32,287
Miscellaneous	3,230,279	-	-	2,827,255	-	-
	181,157,153	18,512,427	15,680,743	175,392,450	18,419,926	15,364,203

A24. **Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)**

	As at 30 September 2007			As at 30 June 2007		
Bank	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	4,613,659	4,613,659	4,176,107	4,470,302	4,470,302	4,035,043
Certain transaction-related contingent items	7,862,259	3,931,130	3,548,298	7,144,082	3,572,041	3,242,020
Short-term self-liquidating trade-related contingencies	4,899,154	979,830	604,565	6,495,940	1,299,188	606,916
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,143,060	1,143,060	943,854	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	287,222	143,611	129,111	286,822	143,411	143,411
Irrevocable commitments to extend credit:						
- maturity within one year	62,588,001	-	-	59,698,675	-	-
- maturity exceeding one year	9,906,591	4,953,297	4,874,197	9,299,580	4,649,790	4,555,080
Foreign exchange related contracts:						
- less than one year	50,588,824	640,922	175,397	50,797,825	525,756	180,914
- one year to less than five years	1,192,873	15,112	4,136	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	26,537,617	844,237	243,616	23,371,524	847,098	206,638
- one year to less than five years	5,038,082	160,276	46,250	2,142,360	77,650	18,942
- five years and above	52,733	1,677	484	3,521,085	127,621	31,132
Miscellaneous	3,170,236	-	-	2,774,807	-	-
	177,880,311	17,426,811	14,746,015	171,957,142	16,916,845	14,014,481

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 September 2007, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM173.2 million (30 June 2007: RM135.9 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 September 2007, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM227.6 million (30 June 2007: RM159.1 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk

Group As at 30 September 2007	Non trading book								
	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	27,231,835	-	-	-	-	2,336,142	-	29,567,977	4.46
Deposits and placements with banks and other financial institutions	1,897,506	12,258,019	3,910,913	9,496	8,547	207,603	-	18,292,084	4.70
Securities purchased under resale agreements	394,201	59,974	-	-	-	-	-	454,175	3.42
Securities held-for-trading							1,378,464	1,378,464	4.87
Securities available-for-sale							33,403,677	33,403,677	3.77
Securities held-to-maturity	525,778	313,597	352,137	589,705	341,702	43,606	-	2,166,525	4.63
Loans, advances and financing									
- performing	61,656,534	16,023,947	14,411,733	16,282,683	21,509,111	12,986,791	-	142,870,799	6.53
- non-performing*	-	-	-	-	-	1,460,675	-	1,460,675	-
Derivative assets							406,784	406,784	-
Other Assets	-	-	-	-	-	3,366,838	-	3,366,838	-
Other non-interest sensitive balances	-	-	-	-	-	7,226,095	-	7,226,095	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,254,651	-	15,254,651	-
TOTAL ASSETS	91,705,854	28,655,537	18,674,783	16,881,884	21,859,360	42,882,401	35,188,925	255,848,744	

A25. Interest Rate Risk (contd)

Group **As at 30 September 2007**	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	59,887,282	20,666,696	36,525,320	41,558,050	227,197	18,241,468	-	177,106,013	2.14
Deposits and placements of banks and other financial institutions	12,052,607	3,983,193	1,611,523	1,453,972	404,199	4,165,518	-	23,671,012	3.96
Obligations on securities sold under repurchase agreements	655,443	46,037	-	-	-	-	-	701,480	5.21
Bills and acceptances payable	1,795,192	1,455,164	297,783	-	-	1,361,569	-	4,909,708	4.33
Recourse obligations on loans sold to Cagamas	15,475	105,331	939,741	1,033,666	-	-	-	2,094,213	4.13
Derivative liabilities	-	-	-	-	-	-	654,634	654,634	-
Subordinated obligations	-	-	-	-	5,017,582	-	-	5,017,582	4.70
Other liabilities	-	-	-	-	-	4,920,630	-	4,920,630	-
Other non-interest sensitive balances	-	-	-	-	-	947,336	-	947,336	-
Life, general takaful and family *takaful fund liabilities*	-	-	-	-	-	1,152,715	-	1,152,715	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	14,101,936	-	14,101,936	-
Total Liabilities	74,405,999	26,256,421	39,374,367	44,045,688	5,648,978	44,891,172	654,634	235,277,259	
Shareholders' equity	-	-	-	-	-	19,910,144	-	19,910,144	
Minority interests	-	-	-	-	-	661,341	-	661,341	
Total Liabilities and Shareholders' Equity	74,405,999	26,256,421	39,374,367	44,045,688	5,648,978	65,462,657	654,634	255,848,744	
On-balance sheet interest sensitivity gap	17,299,855	2,399,117	(20,699,584)	(27,163,804)	16,210,382	(22,580,257)	34,534,291		
Off-balance sheet interest sensitivity gap (interest rate swaps)	7,067,718	8,289,389	(8,116,202)	(7,290,133)	49,228	-	-		
Total interest sensitivity gap	24,367,573	10,688,506	(28,815,786)	(34,453,937)	16,259,610	(22,580,257)	34,534,291	-	
Cumulative interest rate sensitivity gap	24,367,573	35,056,079	6,240,293	(28,213,644)	(11,954,034)	(34,534,291)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,184,637	-	-	-	-	5,289,928	122,857	37,597,422	4.66
Deposits and placements with banks and other financial institutions	75,802	9,934,437	6,900,360	10,000	5,000	418,897	3,925	17,348,421	4.77
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading		-	-	-	-	-	2,032,634	2,032,634	4.43
Securities available-for-sale		-	-	-	-	-	29,124,704	29,124,704	4.32
Securities held-to-maturity	275,534	109,462	988,426	715,724	401,429	43,817	-	2,534,392	4.29
Loans, advances and financing									
- performing	57,832,642	10,674,373	8,770,062	24,399,903	24,939,881	12,622,195	-	139,239,056	6.62
- non-performing*	-	-	-	-	-	1,625,680	-	1,625,680	-
Derivative assets							394,870	394,870	-
Other assets						3,257,377	-	3,257,377	
Other non-interest sensitive balances	-	-	-	-	-	8,216,089	-	8,216,089	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,037,859	-	15,037,859	-
TOTAL ASSETS	90,541,966	20,803,693	16,658,848	25,125,627	25,346,310	46,511,842	31,678,990	256,667,276	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book *Up to* 1 month RM'000	 >1 - 3 months RM'000	 >3 - 12 months RM'000	 >1 - 5 years RM'000	 over 5 years RM'000	 Non- interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	53,845,268	18,489,984	34,003,949	38,824,910	184,646	18,328,005	-	163,676,762	2.14
Deposits and placements of banks and other financial institutions	14,316,670	7,891,224	2,425,445	1,496,682	457,273	2,947,396	-	29,534,690	3.93
Obligations on securities sold under repurchase agreements	9,572,963	152,690	231,412	-	-	-	-	9,957,065	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,715,988	-	2,930,070	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities							656,705	656,705	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	5,089,567		5,089,567	
Other non-interest sensitive balances	-	-	-	-	-	1,116,600	-	1,116,600	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	1,194,914	-	1,194,914	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	13,842,945	-	13,842,945	-
Total Liabilities	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	44,235,415	656,705	236,799,128	
Shareholders' equity	-	-	-	-	-	19,197,656	-	19,197,656	
Minority interests	-	-	-	-	-	670,492	-	670,492	
Total Liabilities and *Shareholders' Equity*	78,153,925	27,286,411	37,531,485	41,949,220	6,985,967	64,103,563	656,705	256,667,276	
On-balance sheet interest sensitivity gap	12,388,041	(6,482,718)	(20,872,637)	(16,823,593)	18,360,343	(17,591,721)	31,022,285	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,408,732)	2,520,569	1,628,139	(446,677)	(1,293,299)	-	-	-	
Total interest sensitivity gap	9,979,309	(3,962,149)	(19,244,498)	(17,270,270)	17,067,044	(17,591,721)	31,022,285	-	
Cumulative interest rate sensitivity gap	9,979,309	6,017,160	(13,227,338)	(30,497,608)	(13,430,564)	(31,022,285)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank As at 30 September 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	19,226,876	-	-	-	-	6,178,783	-	25,405,659	4.37
Deposits and placements with banks and other financial institutions	763,775	12,267,584	3,933,832	-	-	205,996	-	17,171,187	4.63
Securities purchased under resale agreements	394,201	59,974	-	-	-	-	-	454,175	3.42
Securities held-for-trading	-	-	-	-	-	-	787,944	787,944	4.78
Securities available-for-sale	-	-	-	-	-	-	29,590,681	29,590,681	3.56
Securities held-to-maturity	525,778	274,533	332,037	326,519	190,029	24,782	-	1,673,678	4.39
Loans, advances and financing									
- performing	60,138,502	14,857,240	12,930,747	15,920,443	21,356,659	13,006,113	-	138,209,704	6.53
- non-performing*						1,542,627		1,542,627	-
Derivative assets	-	-	-	-	-	-	405,591	405,591	-
Other assets	-	-	-	-	-	2,116,656	-	2,116,656	-
Other non-interest sensitive balances	-	-	-	-	-	9,571,922	-	9,571,922	-
TOTAL ASSETS	81,049,132	27,459,331	17,196,616	16,246,962	21,546,688	32,646,879	30,784,216	226,929,824	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank **As at 30 September 2007**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	49,724,096	18,421,184	35,329,111	41,450,231	66,300	18,236,836	-	163,227,758	1.97
Deposits and placements of banks								-	
and other financial institutions	14,615,026	4,852,443	1,962,791	1,449,658	404,199	4,165,517	-	27,449,634	3.94
Obligations on securities sold								-	
under repurchase agreements	655,343	46,037	-	-	-	-	-	701,380	5.21
Bills and acceptances payable	1,795,192	1,455,164	297,783	-	-	1,355,754	-	4,903,893	4.33
Recourse obligations on loans								-	
sold to Cagamas	15,475	105,331	939,741	1,033,666	-	-	-	2,094,213	4.13
Derivative liabilities	-	-	-	-	-	-	638,152	638,152	-
Subordinated obligations	-	-	-	-	5,017,582	-	-	5,017,582	4.70
Other liabilities	-	-	-	-	-	4,016,361	-	4,016,361	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	851,270	-	851,270	-
Total Liabilities	66,805,132	24,880,159	38,529,426	43,933,555	5,488,081	28,625,738	638,152	208,900,243	
Shareholders' equity	-	-	-	-	-	18,092,581	-	18,092,581	
Total Liabilities and Shareholders' Equity	66,805,132	24,880,159	38,529,426	43,933,555	5,488,081	46,718,319	638,152	226,992,824	
On-balance sheet interest sensitivity gap	14,244,000	2,579,173	(21,332,810)	(27,686,593)	16,058,607	(14,008,441)	30,146,064	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(642,278)	3,576,125	(1,053,568)	(4,238,611)	2,358,332	-	-	-	
Total interest sensitivity gap	13,601,722	6,155,298	(22,386,378)	(31,925,204)	18,416,939	(14,008,441)	30,146,064	-	
Cumulative interest rate sensitivity gap	13,601,722	19,757,020	(2,629,358)	(34,554,562)	(16,137,623)	(30,146,064)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Interest Rate Risk (contd)

Bank As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	29,117,254	-	-	-	-	5,083,655	-	34,200,909	4.58
Deposits and placements with banks and other financial institutions	31,823	8,664,258	6,468,752	-	-	396,081	-	15,560,914	4.84
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	1,447,227	1,447,227	4.20
Securities available-for-sale	-	-	-	-	-	-	25,213,654	25,213,654	3.95
Securities held-to-maturity	-	91,003	1,126,672	357,147	363,869	25,373	-	1,964,064	4.45
Loans, advances and financing									
- performing	56,346,011	8,711,918	7,810,960	24,123,624	24,766,171	12,719,773	-	134,478,457	6.60
- non-performing*	-	-	-	-	-	1,745,041	-	1,745,041	-
Derivative assets	-	-	-	-	-	-	390,406	390,406	-
Other assets	-	-	-	-	-	1,833,414	-	1,833,414	-
Other non-interest sensitive balances	-	-	-	-	-	10,354,382	-	10,354,382	-
TOTAL ASSETS	85,668,439	17,552,600	15,406,384	24,480,771	25,130,040	32,157,719	27,051,287	227,447,240	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank **As at 30 June 2007**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	43,631,730	15,989,458	33,013,878	38,716,551	16,300	18,208,138	-	149,576,055	1.95
Deposits and placements of banks and other financial institutions	17,470,601	7,890,985	2,424,881	1,491,886	457,273	2,947,394	-	32,683,020	3.91
Obligations on securities sold under repurchase agreements	10,106,302	152,239	231,314	-	-	-	-	10,489,855	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,708,006	-	2,922,088	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	644,860	644,860	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	3,896,973	-	3,896,973	-
Other non-interest sensitive balances	-	-	-	-	-	980,741	-	980,741	-
Total Liabilities	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	27,741,252	644,860	209,993,402	
Shareholders' equity	-	-	-	-	-	17,453,838	-	17,453,838	
Total Liabilities and Shareholders' Equity	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	45,195,090	644,860	227,447,240	
On-balance sheet interest sensitivity gap	14,040,782	(7,232,595)	(21,134,368)	(17,355,294)	18,312,419	(13,037,371)	26,406,427	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,597,074)	2,464,903	1,623,289	(228,771)	(1,262,347)	-	-	-	
Total interest sensitivity gap	11,443,708	(4,767,692)	(19,511,079)	(17,584,065)	17,050,072	(13,037,371)	26,406,427	-	
Cumulative interest rate sensitivity gap	11,443,708	6,676,016	(12,835,063)	(30,419,128)	(13,369,056)	(26,406,427)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Before deducting proposed dividend:				
Core capital ratio	**9.94%**	10.06%	**9.70%**	9.82%
Risk-weighted capital ratio	**14.18%**	15.14%	**13.09%**	14.11%
After deducting proposed dividend:				
Core capital ratio	**9.05%**	9.43%	**8.72%**	9.13%
Risk-weighted capital ratio	**13.29%**	14.51%	**12.12%**	13.42%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**3,892,491**	3,889,225	**3,892,491**	3,889,225
Share premium	**2,964,364**	2,935,570	**2,964,364**	2,935,570
Other reserves	**12,197,427**	12,036,017	**10,498,078**	10,337,119
Tier I minority interest	**274,499**	276,842	**-**	-
Less: Deferred tax assets [1]	**(1,016,730)**	(1,016,730)	**(951,526)**	(951,526)
Less: Goodwill [1]	**(81,015)**	(81,015)	**(81,015)**	(81,015)
Total Tier I capital	**18,231,036**	18,039,909	**16,322,392**	16,129,373
Tier II capital				
Subordinated obligations	**5,022,850**	6,349,060	**5,022,850**	6,349,060
General allowance for bad and doubtful debts	**2,744,285**	2,757,315	**2,612,917**	2,613,274
Total Tier II capital	**7,767,135**	9,106,375	**7,635,767**	8,962,334
Total capital	**25,998,171**	27,146,284	**23,958,159**	25,091,707
Less: Investment in subsidiary companies [2]	**-**	-	**(1,924,138)**	(1,923,929)
Capital base	**25,998,171**	27,146,284	**22,034,021**	23,167,778

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank in the previous financial year.

A27. Operations of Islamic Banking

A27a. Unaudited Balance Sheets as at 30 September 2007

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
ASSETS				
Cash and short-term funds	**1,513,943**	1,913,875	**923,979**	1,633,560
Deposits and placements with banks and other financial institutions	**18,991**	73,536	**18,991**	73,536
Securities portfolio	**3,510,442**	3,735,886	**3,319,569**	3,489,141
Loans and financing	**19,071,326**	17,945,079	**18,932,290**	17,935,458
Deferred tax assets	**195,340**	192,303	**195,368**	192,473
Other assets	**69,745**	91,696	**62,131**	77,499
Statutory deposit with Bank Negara Malaysia	**541,000**	501,000	**541,000**	501,000
Total Assets	**24,920,787**	24,453,375	**23,993,328**	23,902,667
LIABILITIES				
Deposits from customers	**17,014,065**	16,252,045	**16,232,122**	15,806,576
Deposit and placements of banks and other financial institutions	**2,323,672**	2,278,022	**2,304,522**	2,278,022
Bills and acceptances payable	**167,017**	526,874	**167,017**	526,874
Other liabilities	**632,244**	694,934	**584,499**	646,779
Provision for taxation and zakat	**264,135**	237,754	**262,495**	236,531
Subordinated obligations	**2,500,000**	2,500,000	**2,500,000**	2,500,000
Total Liabilities	**22,901,133**	22,489,629	**22,050,655**	21,994,782
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	**541,899**	521,003	**516,002**	516,002
Reserves	**1,477,755**	1,442,743	**1,426,671**	1,391,883
	2,019,654	1,963,746	**1,942,673**	1,907,885
Total Liabilities and Islamic Banking Funds	**24,920,787**	24,453,375	**23,993,328**	23,902,667
COMMITMENTS AND CONTINGENCIES	**10,584,448**	9,573,057	**10,584,448**	9,573,057

A27. Operations of Islamic Banking (contd)

A27b. Unaudited Income Statements for the First Financial Quarter Ended 30 September 2007

	1st Quarter Ended		Cummulative 3 Months Ended	
	30 September 2007 RM'000	30 September 2006 RM'000	30 September 2007 RM'000	30 September 2006 RM'000
Group				
Income derived from investment of depositors' funds	**365,645**	318,284	**365,645**	318,284
Expenses directly attributable to depositors and Islamic Banking Funds	**(11,950)**	(10,879)	**(11,950)**	(10,879)
Transfer from/(to) profit equalisation reserve	**(12,869)**	56,200	**(12,869)**	56,200
Gross attributable income	**340,826**	363,605	**340,826**	363,605
Allowance for losses on financing, advances and other loans	**(42,638)**	(71,901)	**(42,638)**	(71,901)
Total attributable income	**298,188**	291,704	**298,188**	291,704
Income attributable to the depositors	**(127,345)**	(110,373)	**(127,345)**	(110,373)
Income attributable to the Group	**170,843**	181,331	**170,843**	181,331
Income derived from investment of Islamic Banking Funds				
Gross investment income	**20,593**	16,973	**20,593**	16,973
Finance cost	**(24,524)**	(23,316)	**(24,524)**	(23,316)
Net (expense)/income from investment of Islamic Banking Funds	**(3,931)**	(6,343)	**(3,931)**	(6,343)
	166,912	174,988	**166,912**	174,988
Overhead expenses	**(91,531)**	(81,646)	**(91,531)**	(81,646)
Profit before zakat and tax expense	**75,381**	93,342	**75,381**	93,342
Taxation	**(26,523)**	(52,097)	**(26,523)**	(52,097)
Zakat	**(578)**	(599)	**(578)**	(599)
Profit after taxation	**48,280**	40,646	**48,280**	40,646
Bank				
Income derived from investment of depositors' funds	**356,446**	311,263	**356,446**	311,263
Expenses directly attributable to depositors and Islamic Banking Funds	**(11,949)**	(9,708)	**(11,949)**	(9,708)
Transfer from/(to) profit equalisation reserve	**(12,623)**	55,310	**(12,623)**	55,310
Gross attributable income	**331,874**	356,865	**331,874**	356,865
Allowance for losses on financing, advances and other loans	**(43,381)**	(72,000)	**(43,381)**	(72,000)
Total attributable income	**288,493**	284,865	**288,493**	284,865
Income attributable to the depositors	**(121,172)**	(108,530)	**(121,172)**	(108,530)
Income attributable to the reporting institution	**167,321**	176,335	**167,321**	176,335
Income derived from investment of Islamic Banking Funds				
Gross investment income	**20,267**	16,973	**20,267**	16,973
Finance cost	**(24,524)**	(23,316)	**(24,524)**	(23,316)
Net (expense)/income from investment of Islamic Banking Funds	**(4,257)**	(6,343)	**(4,257)**	(6,343)
	163,064	169,992	**163,064**	169,992
Overhead expenses	**(91,411)**	(81,545)	**(91,411)**	(81,545)
Profit before zakat and tax expense	**71,653**	88,447	**71,653**	88,447
Taxation	**(26,297)**	(51,718)	**(26,297)**	(51,718)
Zakat	**(564)**	(569)	**(564)**	(569)
Profit after taxation	**44,792**	36,160	**44,792**	36,160

A27b. Unaudited Income Statements for the 1 st Financial Quarter Ended 30 September 2007 (Contd'

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	30 September 2007 RM'000	30 September 2006 RM'000	30 September 2007 RM'000	30 September 2006 RM'000
Gross attributable income	**340,826**	363,605	**331,874**	356,865
Net income from investment of Islamic Banking Funds	**(3,931)**	(6,343)	**(4,257)**	(6,343)
Total income before allowances for loan losses and overheads	**336,895**	357,262	**327,617**	350,522
Income attributable to the depositors	**(127,345)**	(110,373)	**(121,172)**	(108,530)
Income from Islamic Banking scheme	**209,550**	246,889	**206,445**	241,992

A27c. Loans and Financing

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Overdrafts	**1,648,110**	1,677,671	**1,648,110**	1,677,671
Term financing				
- House financing	**5,001,257**	5,101,545	**5,001,257**	5,101,545
- Syndicated financing	**526,253**	304,483	**389,059**	294,119
- Hire purchase receivables	**6,267,759**	5,445,996	**6,267,759**	5,445,996
- Other term financing	**10,860,625**	10,542,596	**10,858,783**	10,542,596
Trust receipts	**160,534**	146,359	**160,534**	146,359
Other financing	**4,312,958**	4,252,247	**4,312,958**	4,252,247
	28,777,496	27,470,897	**28,638,460**	27,460,533
Unearned income	**(8,467,062)**	(8,325,050)	**(8,467,062)**	(8,325,050)
Gross loans and financing	**20,310,434**	19,145,847	**20,171,398**	19,135,483
Allowance for bad and doubtful debts and financing:				
- specific	**(563,940)**	(536,572)	**(563,940)**	(536,572)
- general	**(675,168)**	(664,196)	**(675,168)**	(663,453)
Net loans and financing	**19,071,326**	17,945,079	**18,932,290**	17,935,458

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Balance at beginning of period	**1,306,138**	1,363,941	**1,306,138**	1,363,941
Non-performing during the period	**130,666**	823,539	**130,666**	823,539
NPL of subsidiary acquired	**-**	8,859	**-**	8,859
Recovered/regularized during the period	**(143,860)**	(806,036)	**(143,860)**	(806,036)
Amount written off	**(8,452)**	(90,291)	**(8,452)**	(90,291)
Expenses debited to customers' accounts	**1,399**	6,126	**1,399**	6,126
Balance at end of the period	**1,285,891**	1,306,138	**1,285,891**	1,306,138
Specific allowance	**(563,940)**	(536,572)	**(563,940)**	(536,572)
Net non-perfoming loans and financing	**721,951**	769,566	**721,951**	769,566
Net NPL as % of gross loans and financing less specific allowance	**3.66%**	4.14%	**3.68%**	4.14%

A27. Operations of Islamic Banking (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
General allowance				
At beginning of the period	**664,196**	623,914	**663,453**	623,914
Allowance made during the period	**9,054**	69,324	**9,054**	68,398
Allowance written back	**(743)**	(29,234)	-	(29,051)
Amount transfer from KBB	-	192	-	192
Transfer from specific allowance	**2,661**	-	**2,661**	
At end of the period	**675,168**	664,196	**675,168**	663,453
As % gross loans and financing less specific allowance	**3.42%**	3.57%	**3.44%**	3.57%
Specific allowance				
At beginning of the period	**536,572**	390,937	**536,572**	390,937
Allowance made during the period	**62,505**	289,558	**62,505**	289,558
Amount written back	**(24,024)**	(52,088)	**(24,024)**	(52,088)
Amount written off	**(8,452)**	(90,290)	**(8,452)**	(90,290)
Transfer to general allowance	**(2,661)**	-	**(2,661)**	-
Transfer from specific allowance for restructured and rescheduled loans	-	(9,502)	-	(9,502)
Transfer from KBB	-	7,957	-	7,957
At end of the period	**563,940**	536,572	**563,940**	536,572

A27e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	30 September 2007 RM'000	30 June 2007 RM'000	30 September 2007 RM'000	30 June 2007 RM'000
Mudharabah Fund				
Demand deposits	**1,957,345**	1,885,819	**1,957,345**	1,885,819
Savings deposits	**86,332**	83,805	**86,332**	83,805
General investment deposits	**6,331,291**	6,192,625	**5,549,990**	5,782,692
Special investment deposits	**499,500**	483,953	**499,500**	483,953
	8,874,468	8,646,202	**8,093,167**	8,236,269
Non-Mudharabah Fund				
Demand deposits	**3,406,131**	2,940,783	**3,405,489**	2,905,247
Savings deposits	**3,461,154**	3,217,921	**3,461,154**	3,217,921
Negotiable instruments of deposits	**1,272,312**	1,447,139	**1,272,312**	1,447,139
	8,139,597	7,605,843	**8,138,955**	7,570,307
Deposit from Customers	**17,014,065**	16,252,045	**16,232,122**	15,806,576

A28. Effects of Changes in Accounting Policies

The following tables provide estimates of the extent to which of the line items in the balance sheets and income statements for the first financial quarter ended 30 September 2007 is higher or lower as a result of changes in accounting policies as stated in Note A1:

a. Effects on Balance Sheets as at 30 September 2007

	Increase/(Decrease)	
	Group	Bank
FRS 117	RM'000	RM'000
Other assets	117,722	86,607
Property, plant & equipment	(117,722)	(86,607)

b. Restatement of Comparatives

The following comparatives have been restated as a result of adopting new FRS:-

(i) Balance Sheets as at 30 June 2007

	Previously Stated RM'000	Increase/ (Decrease) FRS 117 RM'000	Total RM'000
Group			
Other assets	3,357,377	118,017	3,375,394
Property, plant & equipment	1,269,703	(118,017)	1,151,686
Bank			
Other assets	1,833,414	87,194	1,920,608
Property, plant & equipment	1,074,389	(87,194)	987,195

(ii) Income Statements at 30 September 2006

		Increase/(Decrease)			
	Previously Stated RM'000	FRS 128 RM'000	BNM Circular on handling fees RM'000	Reclassification of write-back RM'000	Restated RM'000
Group					
Interest income	2,628,280	-	(7,202)	-	2,621,078
Interest expense	(1,330,354)	(471)	-	-	(1,330,825)
Net interest income	1,297,926	(471)	(7,202)	-	1,290,253
Income from Islamic Banking Scheme operations	250,003	-	(3,114)	-	246,889
Total non-interest income	549,614	843	-	(11,984)	538,473
Overhead expenses	(892,826)	-	-	-	(892,826)
Operating profit	1,204,717	372	(10,316)	(11,984)	1,182,789
Share of losses of associates	-	(124)	-	-	(124)
Allowances for losses on loans, advances	(323,816)	-	-	11,984	(311,832)
Profit before taxation and zakat	880,901	248	(10,316)	-	870,833
Taxation and zakat	(287,695)	-	2,785	-	(284,910)
Profit for the period	593,206	248	(7,531)	-	585,923
Earnings per share (sen):					
Basic, for profit for the year	15.15	-	(0.19)	-	14.96
Diluted, for profit for the year	15.11	-	(0.20)	-	14.91

A28. Effects of Changes in Accounting Policies (contd)

(ii) Income Statements at 30 September 2006 (contd)

	Previously Stated RM'000	Increase/(Decrease) FRS 128 RM'000	BNM Circular on handling fees RM'000	Reclassification of write-back RM'000	Restated RM'000
Bank					
Interest income	2,423,256	-	(7,202)	-	2,416,054
Net interest income	1,217,786	-	(7,202)	-	1,210,584
Income from Islamic Banking Scheme operations	245,106	-	(3,114)	-	241,992
Total non-interest income	374,988	(13,656)		(11,984)	349,348
Overhead expenses	(751,857)	-	-	-	(751,857)
Operating profit	1,086,023	(13,656)	(10,316)	(11,984)	1,050,067
Allowances for losses on loans, advances	(335,766)	-	-	11,894	(323,872)
Profit before taxation and zakat	750,257	(13,656)	(10,316)	-	726,285
Taxation and zakat	(264,755)	-	2,785	-	(261,970)
Profit for the period	485,502	(13,656)	(7,531)	-	464,315

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the first financial quarter ended 30 September 2007 registered an increase of 16.5% or RM143.3 million to RM1,014 million compared to the corresponding period. The better performance was mainly attributable to higher non-interest income earned and improved asset quality compared to the corresponding period. The better asset quality resulted in lower loan loss provision, which declined markedly by 65.3% to RM108.1 million compared with RM311.8 million previously. Net NPL as a percentage of gross loans, advances and financing improved to 2.84% from 3.75% compared to the corresponding period.

The net profit after tax of the Group for the first financial quarter ended 30 September 2007 increased by 29.3% or RM 166.7 million compared to the corresponding period.

B2. Variation of Results Against Preceding Quarter

Compared to the preceding quarter, the Group registered a lower pre-tax net profit by 25.3% or RM342.7million. The preceding quarter's performance was boosted by a gain of RM256 million from sale of NPLs and a transfer of RM90.5 million distributable surplus from the Life fund of the life insurance business to the income statement based on the surplus determined by the annual actuarial valuation.

B3. Prospects

Although the volatility of the current financial market poses a great challenge, the Group remains confident of recording a better performance for the current financial year.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the first financial quarter ended 30 September 2007 are as follows:

Group	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
Malaysian income tax	**200,043**	189,995	**200,043**	189,995
Foreign income tax	**2,907**	3,134	**2,907**	3,134
	202,950	193,129	**202,950**	193,129
Under/(over) provision in prior years	**(47,641)**	(2,785)	**(47,641)**	(2,785)
Deferred tax expense				
- Origination and reversal of temporary differences	**65,705**	53,831	**65,705**	53,831
Due to reduction in statutory rate	**39,812**	39,756	**39,812**	39,756
	105,517	93,587	**105,517**	93,587
Tax expense for the period	**260,826**	283,931	**260,826**	283,931
Zakat	**1,315**	979	**1,315**	979
	262,141	284,910	**262,141**	284,910

Bank	1st Quarter Ended 30 September 2007 RM'000	1st Quarter Ended 30 September 2006 RM'000	Cummulative 3 Months Ended 30 September 2007 RM'000	Cummulative 3 Months Ended 30 September 2006 RM'000
Malaysian income tax	**167,176**	171,953	**167,176**	171,953
Foreign income tax	**985**	1,609	**985**	1,609
	168,161	173,562	**168,161**	173,562
Under/ (over) provision in prior years	**(47,641)**	(2,785)	**(47,641)**	(2,785)
Deferred tax expense				
- Origination and reversal of temporary differences	**66,277**	50,900	**66,277**	50,900
- Due to reduction in statutory rate	**39,126**	39,723	**39,126**	39,723
	105,403	90,623	**105,403**	90,623
Tax expense for the period	**225,923**	261,400	**225,923**	261,400
Zakat	**564**	570	**564**	570
	226,487	261,970	**226,487**	261,970

Domestic income tax is calculated at the Malaysian statutory tax rate of 26% (2007: 27%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The losses from the sale of unquoted investments of the Group and Bank amounted to RM9.62 million and RM10.29 million respectively while the profit from sale of properties amounted to RM1.54 million for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Establishment of an Islamic Banking Subsidiary- Maybank Islamic Berhad

Bank Negara Malaysia ("BNM") had given its approval on 21 July 2007 for Maybank to establish a subsidiary under the name "Maybank Islamic Berhad" ("MIB") to undertake the Islamic banking business and the setting up of an International Currency Business Unit within MIB.

On 2 October 2007, the Companies Commission of Malaysia issued a Certificate of Incorporation dated 5 September 2007 to MIB. MIB has an authorised share capital of RM500 million comprising 500 million ordinary shares of RM1.00 each and an issued and paid-up share capital RM2.00 comprising 2 ordinary shares of RM1.00 each.

MIB is expected to commence operations on 1 January 2008.

(b) Rationalisation of Insurance and Takaful Business

Mayban Fortis Holdings Berhad ("MFHB") undertook a restructuring exercise to streamline the entire insurance and takaful business within its group of companies following the completion of acquisition of the entire equity of MNI Holdings Berhad ("MNIH") by MFHB in May 2006. During the quarter, the restructuring entailed the following:-

(i) Dissolution of MNI Life International (L) Ltd ("MNILIL")

On 10 April 2007, MNILIL commenced a members' voluntary winding-up pursuant to a special resolution under Section 131(1) of the Offshore Companies Act, 1990 and Section 254(1)(b) of the Companies Act, 1960. The dissolution of MNILIL was completed on 17 September 2007.

(ii) Transfer of Takaful Nasional Sdn Bhd ("TNSB") and MNI Offshore Insurance (L) Ltd ("MNIOIL") to MFHB via a Dividend in Specie

On 30 August 2007, MNIB declared dividend amounting to RM107,882,500 to MFHB which was satisfied by shares held by MNIB in TNSB and MNIOL, at values equal to the original investment costs of MNIB in TNSB and MNIOIL. Therefore, TNSB and MNIOIL became wholly-owned direct subsidiaries of MFHB.

(iii) Acquisition of Fortis Insurance International N.V.'s shareholdings in Mayban General Assurance Berhad ("MGAB") and Mayban Life Assurance Berhad ("MLAB")

Subsequent to the Share Sale Agreement with Fortis Insurance International N.V. ("Fortis") on 8 August 2007, MFHB acquired the shares held by Fortis in MGAB and MLAB for a purchase consideration equivalent to RM31,622,063 comprising:

- 3,948,649 ordinary shares of RM1.00 each in MGAB representing approximately 2.22% of the issued and paid up capital of MGAB; and
- 3,430,000 ordinary shares of RM1.00 each in MLAB representing approximately 3.43% of the issued and paid up capital of MLAB.

The purchase consideration of RM31,622,063 was satisfied by the issuance of 3,256,906 new ordinary shares in MFHB on 28 September 2007.

B8. Status of Corporate Proposals Announced but Not Completed (contd.)

(b) Rationalisation of Insurance and Takaful Business (contd.)

(iv) Transfer of Takaful Funds from Mayban Takaful Berhad ("MTB") to Takaful Nasional Sdn. Berhad ("TNSB")

MFHB will also consolidate its Takaful business as part of the internal restructuring exercise. MTB will transfer its Takaful Funds under a scheme pursuant to Section 51 of the Takaful Act, 1984 at a purchase consideration equivalent to the net tangible assets of the Takaful Funds as at the date of transfer based on the valuation carried out by the appointed actuary. The execution of the Scheme of transfer of the Takaful business was approved by BNM on 13 September 2007.

(v) Capital Injection from Employee Provident Fund ("EPF")

Upon completion of event (iv) above, MFHB will enter into a Subscription Agreement with EPF for the subscription of 12,576,076 Non-Redeemable Preference Shares ("NRPS") of RM1.00 each in MFHB by EPF for a total issue price of RM116 million.

(c) Memorandum of Understanding ("MOU") between Maybank and PT Panin Life Tbk ("Panin")

Maybank entered into a MOU with Panin on 30 March 2007 to commence discussion on a possible joint venture partnership via a 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

On 6 November 2007, the Ministry of Finance of the Republic of Indonesia ("MOF") informed Panin that the MOF was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No. 426/MKM.06/2003 which requires a foreign holding company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

MOF had however, advised that a comprehensive review on the legislation relating to the insurance industry including on requirements on foreign equity was currently being undertaken.

In light of the latest development, Maybank is currently reviewing its earlier business proposal and the relevant announcement on its proposed next course of action would be made in due course.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

During the last financial year ended 30 June 2007, MTB had proceeded to file a counter-claim on a full indemnity basis against one of the bondholders and two of the other defendants to the suit.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers.

No provision is made in the Group's financial statements.

(b) In 2004, Takaful Nasional Berhad ("TN"), now a subsidiary of Maybank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter-claimed for loss and damage amounting to approximately RM284 million as a result of TN's alleged failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on with its project and therefore has suffered loss and damage. TN are proceeding with their claim and are resisting the 1st Defendant's counter-claim.

TN are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counter-claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Proposed Interim Dividend

The Board of Directors have declared an interim dividend of 17.5 sen per share less 26% tax for the first financial quarter ended 30 September 2007 (30 September 2006: Nil).

The interim dividend will be paid on 16 January 2008 to shareholders whose names are registered in the Register of Members of Maybank on 3 January 2008. Notice is hereby given that the Register of Members of the Company will be closed from 4 January 2008 to 5 January 2008 (both dates inclusive) for the determination of shareholders' entitlement to the interim dividend.

A depositor shall qualify for entitlement to the interim dividend only in respect of: -

a) Shares transferred to the Depositor's Securities Accounts before 4.00 p.m. on 3 January 2008 in respect of transfers.

b) Shares deposited into the Depositor's Securities Accounts before 12.30 p.m. on 31 December 2007 in respect of shares exempted from mandatory deposit.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	1st Quarter Ended		Cummulative 3 Months Ended	
	30 September 2007	30 September 2006	30 September 2007	30 September 2006
Net profit for the period (RM'000)	**735,429**	568,681	**735,429**	568,681
Weighted average number of ordinary shares in issue ('000)	**3,891,511**	3,802,091	**3,891,511**	3,802,091
Basic earnings per share (sen)	**18.90 sen**	14.96 sen	**18.90 sen**	14.96 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the cumulative period attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	1st Quarter Ended		Cummulative 3 Months Ended	
	30 September 2007	30 September 2006	30 September 2007	30 September 2006
Net profit for the period (RM'000)	**735,429**	568,681	**735,429**	568,681
Weighted average number of ordinary shares in issue ('000)	**3,891,511**	3,802,091	**3,891,511**	3,802,091
Effects of share option ('000)	**7,733**	10,811	**7,733**	10,811
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,899,244**	3,812,902	**3,899,244**	3,812,902
Diluted earnings per share (sen)	**18.86 sen**	14.91 sen	**18.86 sen**	14.91 sen

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
15 November 2007

END